Registration No. 333-

 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 8, 1997


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-14

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                  Pre-Effective Amendment No. ___                            [ ]
                  Post-Effective Amendment No. ___                           [ ]

                        (Check appropriate box or boxes)

                Exact name of Registrant as Specified in Charter:

                      FIRST AMERICAN INVESTMENT FUNDS, INC.

                         Area Code and Telephone Number:

                                 (610) 254-1924

                     Address of Principal Executive Offices:

                            Oaks, Pennsylvania 19456

                     Name and Address of Agent for Service:

                                  David G. Lee
                           c/o SEI Investments Company
                            Oaks, Pennsylvania 19456

                                   COPIES TO:

      Kathryn L. Stanton, Esq.                    James D. Alt, Esq.
      SEI Investments Company                     Dorsey & Whitney LLP
      Oaks, Pennsylvania 19456                    220 South Sixth Street
                                                  Minneapolis, Minnesota 55402

                  Approximate Date of Proposed Public Offering:


             As soon as possible following the effective date of this Registration Statement. It is proposed that this filing become effective on September 7, 1997
                  (30 days after filing) pursuant to Rule 488.


-------------------------------------------------------------------------------

No filing fee is required because an indefinite number of shares have previously been registered pursuant to Rule 24f-2 under the Investment Company Act of 1940. Registrant is filing as an exhibit to this Registration Statement a copy of its earlier declaration under Rule 24f-2. Registrant filed its Rule 24f-2 Notice on November 25, 1996 for its fiscal year ended September 30, 1996.

                      FIRST AMERICAN INVESTMENT FUNDS, INC.

                       REGISTRATION STATEMENT ON FORM N-14

                              CROSS REFERENCE SHEET

                          (AS REQUIRED BY RULE 481(a))

PART A OF FORM N-14                                          PROSPECTUS/PROXY STATEMENT CAPTION
-------------------                                          ----------------------------------
1     Beginning of Registration Statement
      and Outside Front Cover Page of Prospectus ........... Cross Reference Sheet and Cover Page

2.    Beginning and Outside Back Cover Page
      of Prospectus......................................... Table of Contents

3.    Synopsis Information and Risk Factors................. Summary; Risk Factors

4.    Information about the Transaction..................... Summary; Information About the Reorganization; Voting Information

5.    Information about the Registrant...................... Inside Front Cover (Incorporation by Reference); Summary; Information
                                                             About the Acquired Fund and the Acquiring Fund

6.    Information about the Company being
      Acquired.............................................. Inside Front Cover (Incorporation by Reference); Summary;
                                                             Information About the Acquired Fund and the Acquiring Fund

7.    Voting Information.................................... Summary; Information About the Reorganization; Voting Information

8.    Interest of Certain Persons and Experts............... Voting Information

9.    Additional Information................................ Not Applicable


                                                             STATEMENT OF ADDITIONAL
PART B OF FORM N-14                                          INFORMATION CAPTION
-------------------                                          -------------------

10.   Cover Page............................................ Cover Page

11.   Table of Contents..................................... Not Applicable

12.   Additional Information about the Registrant........... Cover Page (Incorporation by Reference)

13.   Additional Information about the Company
      Being Acquired........................................ Cover Page (Incorporation by Reference)

14.   Financial Statements.................................. Cover Page (Incorporation by Reference)

PART C OF FORM N-14

Information required to be included in Part C is set forth under the appropriate item in Part C of this Registration Statement.



                      FIRST AMERICAN INVESTMENT FUNDS, INC.
                       REGISTRATION STATEMENT ON FORM N-14

                                     PART A

                               PRESIDENT'S LETTER

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                           PROSPECTUS/PROXY STATEMENT

   CURRENT RETAIL CLASS PROSPECTUS OF BALANCED FUND AND ASSET ALLOCATION FUND

             CURRENT INSTITUTIONAL CLASS PROSPECTUS OF BALANCED FUND
                            AND ASSET ALLOCATION FUND

                           SEMI-ANNUAL REPORT OF FAIF
                      FOR THE QUARTER ENDED MARCH 31, 1997

       ANNUAL REPORT OF FAIF FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996

FIRST AMERICAN INVESTMENT FUNDS, INC.                         September 16, 1997


To the Shareholders of Asset Allocation Fund:


         Enclosed with this letter is a proxy voting ballot, a Prospectus/Proxy Statement and related information concerning a Special Meeting of Shareholders of the Asset Allocation Fund of First American Investment Funds, Inc. ("FAIF") to be held on October 31, 1997. The purpose of this Special Meeting is to submit to shareholders of Asset Allocation Fund a proposal to combine that Fund with and into FAIF's Balanced Fund by means of the reorganization described in the Prospectus/Proxy Statement.


         If the proposed combination of Funds is approved, you will receive the same class of shares in Balanced Fund that you currently hold in Asset Allocation Fund. The exchange of shares will take place on the basis of the relative net asset values per share of the respective classes of the two Funds. Investment advisory fees, sales charges, and Rule 12b-1 distribution and shareholder servicing fees all will remain unchanged.

         At March 31, 1997, Asset Allocation Fund had net assets of only approximately $117 million, while Balanced Fund had net assets of approximately $407 million. As described in the Prospectus/Proxy Statement, FAIF's Board of Directors believes that the proposed combination of Funds is in the best interests of Asset Allocation Fund shareholders because, among other things, it is expected to lower the total expense ratio experienced by such shareholders (before fee waivers, if any) due to the economies of scale associated with becoming part of a larger Fund.

         Although the investment objectives of the two Funds are similar in that both seek to maximize total return by allocating their assets among equity securities, fixed income securities, and short-term instruments, shareholders should carefully consider both the similarities and the differences between the two Funds. These similarities and differences, as well as other important information concerning the proposed combination of Funds, are described in detail in the Prospectus/Proxy Statement, which you are encouraged to review carefully. If you have any additional questions, please call your account administrator, investment sales representative, or FAIF directly at 1-800-637-2548.

         FAIF's Board of Directors has approved the proposed combination of Funds and recommends it for your approval. I encourage you to vote in favor of the proposal, and ask that you please send your completed proxy ballot in as soon as possible to help save the cost of additional solicitations. As always, we thank you for your confidence and support.


Sincerely,

David G. Lee
PRESIDENT

                              ASSET ALLOCATION FUND

                         A SEPARATELY MANAGED SERIES OF

                      FIRST AMERICAN INVESTMENT FUNDS, INC.

                            OAKS, PENNSYLVANIA 19456
                                 (800) 637-2548

                            ------------------------


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                           TO BE HELD OCTOBER 31, 1997

To the Shareholders of Asset Allocation Fund:               September 16, 1997

         NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Asset Allocation Fund (the "Acquired Fund"), a separately managed series of First American Investment Funds, Inc. ("FAIF") will be held at 10:00 a.m. Eastern Time, on Friday, October 31, 1997, at the offices of SEI Investments Company, Oaks, Pennsylvania, First Floor, Management Conference Room. The purpose of the special meeting is as follows:


         1. To consider and vote on a proposed Agreement and Plan of Reorganization (the "Plan") providing for (a) the acquisition of all of the assets and the assumption of all liabilities of the Acquired Fund by Balanced Fund (the "Acquiring Fund"), a separately managed series of FAIF, in exchange for shares of common stock of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of the assets acquired (less the liabilities assumed) of the Acquired Fund and (b) the liquidation of the Acquired Fund and the pro rata distribution of the Acquiring Fund shares to Acquired Fund shareholders. Under the Plan, Acquired Fund shareholders will receive the same class of shares of the Acquiring Fund that they held in the Acquired Fund, having a net asset value equal as of the effective time of the Plan to the net asset value of their Acquired Fund shares. A vote in favor of the Plan will be considered a vote in favor of an amendment to the articles of incorporation of FAIF required to effect the reorganization contemplated by the Plan.

         2. To transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

         Even if Acquired Fund shareholders vote to approve the Plan, consummation of the Plan is subject to certain other conditions. See "Information About the Reorganization -- Plan of Reorganization" in the attached Prospectus/Proxy Statement.

         THE BOARD OF DIRECTORS OF FAIF RECOMMENDS APPROVAL OF THE PLAN.


         The close of business on September 2, 1997 has been fixed as the record date for the determination of shareholders entitled to notice of and to vote at the meeting and any adjournments or postponements thereof.


         WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE. IN ORDER TO AVOID THE ADDITIONAL EXPENSE OF FURTHER SOLICITATION, WE RESPECTFULLY ASK FOR YOUR COOPERATION IN MAILING IN YOUR PROXY PROMPTLY. If you are present at the meeting, you may then revoke your proxy and vote in person, as explained in the Prospectus/Proxy Statement in the section entitled "Voting Information."

                                    By Order of the Board of Directors,

                                    MICHAEL J. RADMER

                                    SECRETARY

                           PROSPECTUS/PROXY STATEMENT
                            DATED SEPTEMBER 16, 1997


                          ACQUISITION OF THE ASSETS OF

                              ASSET ALLOCATION FUND
                         A SEPARATELY MANAGED SERIES OF
                      FIRST AMERICAN INVESTMENT FUNDS, INC.
                            OAKS, PENNSYLVANIA 19456
                                 (800) 637-2548

                        BY AND IN EXCHANGE FOR SHARES OF

                                  BALANCED FUND
                         A SEPARATELY MANAGED SERIES OF
                      FIRST AMERICAN INVESTMENT FUNDS, INC.
                            OAKS, PENNSYLVANIA 19456
                                 (800) 637-2548


         This Prospectus/Proxy Statement is being furnished to the shareholders of Asset Allocation Fund (the "Acquired Fund"), a separately managed series of First American Investment Funds, Inc. ("FAIF"), in connection with a special meeting (the "Meeting") of the shareholders of the Acquired Fund to be held at the offices of SEI Investments Company, Oaks, Pennsylvania on Friday, October 31, 1997, for the purposes set forth in the accompanying Notice of Special Meeting of Shareholders. This Prospectus/Proxy Statement is being mailed to shareholders of the Acquired Fund on or about September 16 ,1997. Information concerning the voting rights of each Acquired Fund shareholder is set forth under "Voting Information" below. Directors and officers of FAIF and employees of SEI Investments Management Corporation, the administrator for the Acquired Fund, may, without cost to the Acquired Fund, solicit proxies for management of the Acquired Fund by means of mail, telephone, or personal calls. Persons holding shares as nominees will, upon request, be reimbursed for their reasonable expenses incurred in sending proxy soliciting materials on behalf of the Board of Directors to their principals.


         As set forth in the Notice of Special Meeting of Shareholders, this Prospectus/Proxy Statement relates to a proposed Agreement and Plan of Reorganization (the "Plan") providing for (i) the acquisition of all the assets and the assumption of all liabilities of the Acquired Fund by Balanced Fund (the "Acquiring Fund"), a separately managed series of FAIF, in exchange for shares of common stock of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of the assets acquired (less liabilities assumed) of the Acquired Fund, and (ii) the liquidation of the Acquired Fund and the pro rata distribution of its holdings of Acquiring Fund shares to Acquired Fund shareholders. The Acquired Fund and the Acquiring Fund are sometimes referred to herein, individually, as a "Fund," or together, as the "Funds." A vote in favor of the Plan will be considered a vote in favor of an amendment to the articles of incorporation of FAIF required to effect the reorganization contemplated by the Plan.

         As a result of the transactions contemplated by the Plan (collectively, the "Reorganization"), each shareholder of the Acquired Fund will receive Acquiring Fund shares of the same class that he or she held in the Acquired Fund, with a net asset value equal at the effective time of the Reorganization to the net asset value of the shareholder's Acquired Fund shares at such time. The Reorganization is being structured as a tax-free reorganization so that no income, gain or loss will be recognized by the Acquired Fund or its shareholders as a result thereof (except that the Acquired Fund contemplates that it will make a distribution, immediately prior to the Reorganization, of all of its net income and net realized capital gains, if any, not previously distributed, and this distribution will be taxable to Acquired Fund shareholders subject to taxation). The shareholders of the Acquired Fund are being asked to vote on the proposed Plan and Reorganization at the Meeting.

         In addition to the approval of the Plan and Reorganization by Acquired Fund shareholders, the consummation of the Reorganization is subject to certain other conditions. See "Information About the Reorganization-- Plan of Reorganization."


         First Bank National Association ("FBNA" or the "Adviser") serves as the investment adviser to both the Acquired Fund and the Acquiring Fund. SEI Investments Management Corporation (the "Administrator") serves as the administrator of the Funds.


         FAIF, of which the Acquired Fund and the Acquiring Fund are separate series, is an open-end management investment company. The Acquired Fund and the Acquiring Fund are both diversified, open-end funds with investment objectives which are similar, in that both seek to maximize total return by investing in a portfolio that includes equity and fixed-income securities. Specifically:

         * The Acquired Fund has an objective of maximizing total return over the long term by allocating its assets principally among common stocks, bonds, and short-term instruments. There are no limitations on the proportions in which the Adviser may allocate the Fund's investments among these three classes of assets, and the Fund may at times be fully invested in a single asset class if the Adviser believes that it offers the most favorable total return outlook.

         * The Acquiring Fund has an objective of maximizing total return (capital appreciation plus income). The Fund seeks to achieve its objective by investing in a balanced portfolio of equity securities and fixed income securities. Over the long term, it is anticipated that the Fund's asset mix will average approximately 60% equity securities and 40% fixed income securities, with the asset mix normally ranging between 40% and 75% equity securities, between 25% and 60% fixed income securities, and between 0% and 25% money market instruments.

         The investment policies of the Funds are similar in that both focus on the allocation of assets among the same three asset categories. While the Acquiring Fund's strategy is anticipated to consist of an average asset mix over the long term of 60% equity securities and 40% fixed income securities, the Acquired Fund`s investment allocations (which, like the Acquiring Fund's, may include short-term instruments) are allocated according to the Adviser's judgment as to the most favorable total return outlook, without regard to general guidelines as to the anticipated asset mix. In the case of the Acquired Fund, asset allocation decisions are based on the Adviser's proprietary quantitative model, which predicts future asset class returns based on historical experience using probability theory.

         At June 30, 1997, the asset allocations of the Acquired Fund and the Acquiring Fund among classes of assets, expressed as percentages of their respective net assets, were approximately as follows:

                                            Acquired Fund       Acquiring Fund
                                            -------------       --------------
Equity securities.........................        38%                  56%
Fixed income securities...................        39%                  38%
Short term and money
   market instruments.....................        23%                   6%

Because the Funds are actively managed, these allocations are subject to change subsequent to the date set forth above. For information concerning the respective total return and net investment income of the respective Funds for historic periods, see "Summary-- Investment Objectives, Policies and Restrictions" herein.

         The investment restrictions and limitations of the Funds are substantially similar, but involve certain differences that reflect the differences in the general investment policies utilized by the Funds. The Funds' investment objectives, policies and restrictions are described and compared in further detail herein under "Information about the Acquired Fund and the Acquiring Fund-- Comparison of Investment Objectives, Policies and Restrictions."

         This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about the proposed Plan and Reorganization and about the Acquiring Fund and its affiliates that each Acquiring Fund shareholder should know prior to voting on the proposed Plan and Reorganization.

                           INCORPORATION BY REFERENCE


         The documents listed in items 1 and 2 below, which have been filed with the Securities and Exchange Commission (the "Commission"), are incorporated herein by reference to the extent noted below. A Statement of Additional Information dated September 16, 1997 relating to this Prospectus/Proxy Statement has been filed with the Commission and is also incorporated by reference into this Prospectus/Proxy Statement. A copy of the Statement of Additional Information, and of the documents listed in items 3 and 4 below, is available upon request and without charge by writing to SEI Investments Distribution Co., Oaks, Pennsylvania 19456 or by calling (800) 637-2548. The documents listed in items 3 and 4 below are incorporated by reference into the Statement of Additional Information and will be provided with the Statement of Additional Information when requested. Any documents requested will be sent within one business day of receipt of the request by first class mail or other means designed to ensure equally prompt delivery.


         1. The Retail Class Prospectus dated January 31, 1997 and the Institutional Class Prospectus dated January 31, 1997 of the Acquiring Fund and the Acquired Fund are incorporated herein in their entirety by reference, and a copy of each accompanies this Prospectus/Proxy Statement.

         2. The Statement of Additional Information dated January 31, 1997 of FAIF, as it relates to the Retail Classes and the Institutional Class of both the Acquired Fund and the Acquiring Fund, is incorporated by reference in the Statement of Additional Information relating to this Prospectus/Proxy Statement.

         3. Annual Report of FAIF for the fiscal year ended September 30, 1996, as it relates to the Retail Classes and the Institutional Class of both the Acquiring Fund and the Acquired Fund, is incorporated by reference in the Statement of Additional Information relating to this Prospectus/Proxy Statement. The "Portfolio Performance Discussion" for the Acquiring Fund and the Acquired Fund set forth at page 9 of such Annual Report is incorporated herein by reference, and a copy of such Annual Report accompanies this Prospectus/Proxy Statement.

         4. The Semi-Annual Report of FAIF for the six months ended March 31, 1997, as it relates to the Retail Classes and the Institutional Class of both the Acquired Fund and the Acquiring Fund, is incorporated by reference in the Statement of Additional Information relating to this Prospectus/Proxy Statement, and a copy of such Semi-Annual Report accompanies this Prospectus/Proxy Statement.

Also accompanying and attached to this Prospectus/Proxy Statement as Exhibit A is a copy of the Plan for the proposed Reorganization.

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                     SUMMARY

         This summary is qualified in its entirety by reference to the more complete information contained elsewhere in this Prospectus/Proxy Statement, the Prospectuses and Statement of Additional Information of FAIF relating to the Acquiring Fund and the Acquired Fund, each dated January 31, 1997, and the Plan, a copy of which is attached to this Prospectus/Proxy Statement as Exhibit A. Acquired Fund shareholders should review the accompanying documents carefully in connection with their review of this Prospectus/Proxy Statement.

PROPOSED REORGANIZATION


         The Plan provides for (i) the acquisition of all of the assets and the assumption of all liabilities of the Acquired Fund by the Acquiring Fund in exchange for shares of common stock of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of the assets acquired (less liabilities assumed) of the Acquired Fund and (ii) the liquidation of the Acquired Fund and the pro rata distribution of its holdings of Acquiring Fund shares to Acquired Fund shareholders as of the effective time of the Reorganization (anticipated to be at the close of normal trading on the New York Stock Exchange, currently 4:00 p.m. Eastern Time, in the second half of November 1997, or such later date as provided for in the Plan) (such time and date, the "Effective Time"). The value of the Acquired Fund assets and liabilities to be acquired by the Acquiring Fund, and the value of the Acquiring Fund shares to be exchanged therefor, will be computed as of the Effective Time. As a result of the Reorganization, each shareholder of the Acquired Fund will receive Acquiring Fund shares of the same class that he or she held in the Acquired Fund, with a net asset value equal to the net asset value of the shareholder's Acquired Fund shares as of the Effective Time. See "Information About the Reorganization."


         For the reasons set forth below under "Information About the Reorganization -- Reasons for the Reorganization," the Board of Directors of FAIF, including all of the "non-interested" Directors, as that term is defined in the Investment Company Act of 1940, as amended (the "Investment Company Act"), has concluded that the Reorganization would be in the best interests of the shareholders of the Acquired Fund and that the interests of Acquired Fund's existing shareholders would not be diluted as a result of the transactions contemplated by the Reorganization. Therefore, the Board of Directors has approved the Reorganization and has submitted the Plan for approval by Acquired Fund shareholders.

         The Board of Directors of FAIF has also concluded that the Reorganization would be in the best interests of the Acquiring Fund's existing shareholders and has therefore approved the Reorganization on behalf of the Acquiring Fund.

         Approval of the Plan and Reorganization will require the affirmative vote of a majority of the outstanding shares of each class of the Acquired Fund, voting as separate classes.

TAX CONSEQUENCES

         Prior to completion of the Reorganization, FAIF, on behalf of the Acquired Fund, will have received from counsel an opinion that, upon the Reorganization and the transfer of the assets of the Acquired Fund, no gain or loss will be recognized by the Acquired Fund or its shareholders for federal income tax purposes. The holding period and aggregate tax basis of Acquiring Fund shares that are received by each Acquired Fund shareholder will be the same as the holding period and aggregate tax basis of the Acquired Fund shares previously held by such shareholders. In addition, the holding period and tax basis of the assets of the Acquired Fund in the hands of the Acquiring Fund as a result of the Reorganization will be the same as in the hands of the Acquired Fund immediately prior to the Reorganization. See "Information About the Reorganization-- Federal Income Tax Consequences."

INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS

         The Acquired Fund and the Acquiring Fund are both diversified, open-end funds with investment objectives which are similar, in that both seek to maximize total return by investing in a portfolio that includes equity and fixed income securities. Specifically:

         * The Acquired Fund has an objective of maximizing total return over the long term by allocating its assets principally among common stocks, bonds, and short-term instruments. There are no limitations on the proportions in which the Fund's investment Adviser may allocate the Fund's investments among these three classes of assets, and the Fund may at times be fully invested in a single asset class if the Fund's investment Adviser believes that it offers the most favorable total return outlook.

         * The Acquiring Fund has an objective of maximizing total return (capital appreciation plus income). The Fund seeks to achieve its objective by investing in a balanced portfolio of equity securities and fixed income securities. Over the long term, it is anticipated that the Fund's asset mix will average approximately 60% equity securities and 40% fixed income securities, with the asset mix normally ranging between 40% and 75% equity securities, between 25% and 60% fixed income securities, and between 0% and 25% money market instruments.

         The investment policies of the Funds are similar in that both focus on the allocation of assets among the same three asset categories. While the Acquiring Fund's strategy is anticipated to consist of an average asset mix over the long term of 60% equity securities and 40% fixed income securities, the Acquired Fund`s investment allocations (which, like the Acquiring Fund's, may include short-term instruments) are allocated according to the Fund's investment Adviser's judgment as to the most favorable total return outlook, without regard to general guidelines as to the anticipated asset mix. In the case of the Acquired Fund, asset allocation decisions are based on the Adviser's proprietary quantitative model, which predicts future asset class returns based on historical experience using probability theory. For information concerning the asset allocations of the respective Funds among classes of assets as of a recent date, see page 2 above.


         With respect to the equity portion of the Funds' investment allocations, the Acquiring Fund follows a strategy whereby, under normal market conditions, the Fund invests at least 65% of its total equity assets in stocks diversified among a broad range of industries and among companies that have a market capitalization of at least $500 million. In selecting equity securities, the Adviser employs a value-based selection discipline for the Acquiring Fund. The equity portion of the Acquiring Fund's portfolio essentially mirrors the holdings of FAIF's flagship Stock Fund. Within its equity asset class, the Acquired Fund follows a strict indexing discipline which seeks to produce a total return approximating that of the Standard & Poor's 500 Composite Stock Price Index ("S&P 500").

         With respect to the fixed income portion of the Funds' investment allocations, the Acquiring Fund's portfolio (i) is invested in investment grade securities, at least 65% of which are U.S. Government obligations and corporate debt obligations and mortgage-related securities rated at least A by Standard & Poor's or Moody's or which have been assigned an equivalent rating by another nationally recognized statistical rating organization, and (ii) under normal market conditions, has a weighted average maturity not exceeding 15 years. The fixed income portion of the Acquiring Fund's portfolio essentially mirrors the holdings of FAIF's Fixed Income Fund. The Acquired Fund's fixed income portfolio may consist of direct obligations of the United States Treasury, in any maturity. The Adviser thus has discretion in determining the weighted average maturity of the investments within this asset class of the Acquired Fund. At June 30, 1997, the weighted average maturities of the fixed income portion of the Acquiring Fund's portfolio and of the Acquired Fund's portfolio were approximately 6.81 years and 3.37 years, respectively.

         The investment restrictions and limitations of the Funds are substantially similar, but involve certain differences that reflect the differences in the general investment policies utilized by the Funds as described above. The Funds' investment objectives, policies and restrictions are described and compared in further detail herein under "Information about the Acquired Fund and the Acquiring Fund-- Comparison of Investment Objectives, Policies and Restrictions."

         The following tables set forth the comparative total return and ratio of net investment income to average net assets for each class of the respective Funds for the periods indicated. Historic returns are not necessarily indicative of future results.

                                                TOTAL RETURN

                                       CLASS A                CLASS B               CLASS C
                                       -------                -------               -------
                                  ACQUIRED  ACQUIRING   ACQUIRED  ACQUIRING    ACQUIRED  ACQUIRING
                                    FUND      FUND        FUND      FUND         FUND      FUND
                                  --------  ---------   --------  ---------    --------  ---------
Six months ended 3/31/97**......    6.57%      7.26%       6.31%      6.92%      6.78%      7.38%
Year ended 9/30/96..............   12.09%     15.61%      11.29%     14.78%     12.37%     15.89%
Year ended 9/30/95..............   19.51%     20.57%      18.51%     19.58%     19.75%     20.89%
Year ended 9/30/94 (2)(3).......    1.81%      3.02%       0.19%     (0.55)%    (0.90)%    (0.64)%
Year ended 9/30/93 (1)..........    8.01%     10.39%        *          *          *          *
Year ended 9/30/92..............     *          *           *          *          *          *


*    No shares were outstanding during this period.
**   Not annualized.

(1) Commenced operations December 14, 1992. The return for the period has not been annualized.

(2) Class B shares have been offered since August 15, 1994. The return for the period has not been annualized.

(3) Class C shares have been offered since February 4, 1994. The return for the period has not been annualized.

                                         NET INVESTMENT INCOME

                                       CLASS A               CLASS B             CLASS C
                                       -------               -------             -------
                                  ACQUIRED  ACQUIRING  ACQUIRED  ACQUIRING  ACQUIRED  ACQUIRING
                                    FUND      FUND       FUND      FUND       FUND      FUND
                                  --------  ---------  --------  ---------  --------  ---------

Six months ended 3/31/97**......    3.02%      2.67%      2.29%      1.91%    3.28%      2.93%
Year ended 9/30/96..............    2.84%      3.05%      2.12%      2.32%    3.08%      3.31%
Year ended 9/30/95..............    3.29%      3.41%      2.35%      2.60%    3.53%      3.61%
Year ended 9/30/94 (2)(3).......    2.01%      2.63%      1.94%      2.80%    2.91%      3.51%
Year ended 9/30/93 (1)..........    2.40%      3.31%       *          *        *          *
Year ended 9/30/92..............     *          *          *          *        *          *



*    No shares were outstanding during this period.
**   Not annualized.

(1) Commenced operations December 14, 1992. The return for the period has not been annualized.

(2) Class B shares have been offered since August 15, 1994. The return for the period has not been annualized.

(3) Class C shares have been offered since February 4, 1994. The return for the period has not been annualized.

FEES AND EXPENSES

         The Acquired Fund and the Acquiring Fund each have agreements with the Adviser pursuant to which they agree to pay the Adviser investment advisory fees for managing their respective investment portfolios. The contractual investment advisory fees for the two Funds accrue at the same rate, equal to an annual rate of 0.70% of the applicable Fund's average daily assets. Contractual investment advisory fees therefore will remain unchanged as a result of the Reorganization.

         Through September 30, 1997 the Adviser is waiving its advisory fee to the extent that total fund expenses exceed the following percentages of average net assets of the respective Funds and classes on a per annum basis:

                                     Class A       Class B      Class C
                                     -------       -------      -------
   Acquired Fund...................    1.05%        1.80%        0.80%
   Acquiring  Fund.................    1.05%        1.80%        0.80%

The Adviser has not agreed to waive advisory fees in any set amount after September 30, 1997. The Adviser has represented, however, that its current waiver with respect to the Acquiring Fund will remain in effect through September 30, 1998. Therefore, in no event will the holders of Acquired Fund shares become subject to a less advantageous total expense "cap" as a result of the proposed Reorganization.

The Acquired Fund and the Acquiring Fund both offer shares in three classes:
Class A, Class B, and Class C. Class A shares and Class B shares are sometimes referred to collectively as "Retail Class" shares, and Class C shares sometimes are referred to as "Institutional Class" shares. With respect to both Funds, these classes are subject to the following charges:

         * Class A shares of both the Acquired Fund and the Acquiring Fund are subject to a front-end sales charge of 4.50%. The front-end sales charge on Class A shares of both Funds is waived in full on purchases of $1 million or more, but a 1% deferred sales charge is collected if shares subject to such a waiver are sold within 24 months after purchase. No Class A shares of either Fund are subject to any other contingent deferred sales charge or other sales charges or to any redemption fee. Class A shares of both Funds are subject to a Rule 12b-1 shareholder servicing fee computed at an annual rate of 0.25% of the average daily net assets of that class.

         * Class B shares of both the Acquired Fund and the Acquiring Fund are subject to no front-end sales charge. Class B shares of both Funds are subject to a contingent deferred sales charge declining from 5% in the first year following purchase to 0% after six years and to Rule 12b- 1 distribution and shareholder servicing fees of 1.00% per annum of average daily net assets under compensation-type plans. Eight years after purchase, Class B shares of both Funds automatically convert to Class A shares.

         * Class C shares of both the Acquired Fund and the Acquiring Fund are subject to no front-end, contingent deferred or other sales charges, no redemption fee and no Rule 12b-1 distribution or shareholder servicing fees.

As described below, in the Reorganization Class A shares of the Acquired Fund will be exchanged for Class A shares of the Acquiring Fund, Class B shares will be exchanged for Class B shares, and Class C shares will be exchanged for Class C shares. Therefore, sales charges, Rule 12b-1 fees and shareholder servicing fees will remain unchanged as a result of the Reorganization. In addition, the Plan provides that former holders of Acquired Fund Class B shares who receive Acquiring Fund Class B shares in the

Reorganization will receive credit for the period they held Acquired Fund Class B shares in applying the six-year step-down of the contingent deferred sales charge on Acquiring Fund Class B shares and in determining the date upon which such shares convert to Acquiring Fund Class A shares. Similarly, the Plan provides that in applying the 24-month 1% deferred sales charge on purchases of Class A shares with respect to which the front-end sales charge was waived, credit will be given for the period a former Acquired Fund shareholder who is subject to such a deferred sales charge held his or her shares.

PRO FORMA FEES AND EXPENSES

         The following tables are intended to assist Acquired Fund shareholders of the respective classes in understanding the various costs and expenses (expressed as a percentage of average net assets) (i) that such shareholders currently bear as Acquired Fund shareholders (under the "Acquired Fund" column);
(ii) that shareholders of the Acquiring Fund currently bear (under the "Acquiring Fund" column); and (iii) that such shareholders can expect to bear as Acquiring Fund shareholders after the Reorganization is consummated (under the "Pro Forma" column). The following tables are as of September 30, 1996.

                        CLASS A SHARES FEES AND EXPENSES

                                                                ACQUIRED      ACQUIRING
                                                                  FUND          FUND         PRO FORMA
                                                                  ----          ----         ---------
SHAREHOLDER TRANSACTION EXPENSES
Maximum sales load imposed on purchases (as a
     percentage of offering  price)(1)........................     4.50%          4.50%          4.50%
Maximum sales load imposed on reinvested dividends............     None           None           None
Deferred sales load...........................................     None           None           None
Redemption fees...............................................     None           None           None
Exchange fees.................................................     None           None           None


ANNUAL FUND OPERATING EXPENSES (AS A PERCENTAGE OF AVERAGE NET ASSETS)
Investment advisory fees (after voluntary fee waivers)(2).....     0.47%          0.61%          0.61%
Rule 12b-1 fees(2)(3).........................................     0.25%          0.25%          0.25%
Other expenses (after voluntary fee waivers)(2)...............     0.33%          0.19%          0.19%
Total fund operating expenses (after voluntary fee
     waivers)(2)..............................................     1.05%          1.05%          1.05%


EXAMPLE(4)
You would pay the following expenses on a $1,000 investment, assuming (i) the maximum applicable sales charge; (ii) a 5% annual return; and (iii) redemption at the end of each time period:

1 year........................................................      $55            $55            $55
3 years.......................................................      $77            $77            $77
5 years.......................................................     $100           $100           $100
10 years......................................................     $167           $167           $167


(1) The rules of the Securities and Exchange Commission require that the maximum sales charge be reflected in the above table. However, certain investors may qualify for reduced sales charges. Purchases of $1 million or more of Class A Shares are not subject to an initial sales charge, but a contingent deferred sales charge of 1.00% is imposed in the case of redemption within 24 months following the purchase.


(2) The Adviser and the Administrator intend to waive a portion of their fees on a voluntary basis, and the amounts shown reflect these waivers and reimbursements as of January 31, 1997. Each of these persons intends to maintain such waivers and reimbursements in effect through September 30, 1997 but reserves the right to discontinue such waivers and reimbursements at any time in its sole discretion. See "--Fees and Expenses" above. Absent any fee waivers, investment advisory fees as an annualized percentage of average daily net assets would be 0.70% (Acquired Fund), 0.70% (Acquiring Fund), and 0.70% (Pro Forma); Rule 12b-1 fees would be 0.25 (Acquired Fund), 0.25 (Acquiring Fund), and
         0.25 (Pro Forma) and total fund operating expenses calculated on such basis would be 1.28% (Acquired Fund), 1.14% (Acquiring Fund), and 1.14% (Pro Forma). Other expenses includes an administration fee.

(3) Of this amount, 0.25% is designated as a shareholder servicing fee and none as a distribution fee.


(4) Absent fee waivers, the respective dollar amounts for the 1, 3, 5, and 10-year periods would be $57, $84, $112, and $193 (Acquired Fund); $56, $80, $105, and $177 (Acquiring Fund); and $56, $80, $105, and $177 (Pro
         Forma).

                        CLASS B SHARES FEES AND EXPENSES

                                                                ACQUIRED      ACQUIRING
                                                                  FUND          FUND         PRO FORMA
                                                                  ----          ----         ---------
SHAREHOLDER TRANSACTION EXPENSES
Maximum sales load imposed on purchases (as a
     percentage of offering  price)...........................      None         None          None
Maximum sales load imposed on reinvested dividends............      None         None          None
Maximum contingent deferred sales charge (as a
     percentage of original purchase price or redemption
     proceeds, as applicable).................................      5.00%        5.00%         5.00%
Redemption fees...............................................      None         None          None
Exchange fees.................................................      None         None          None


ANNUAL FUND OPERATING EXPENSES (AS A PERCENTAGE OF AVERAGE NET ASSETS)
Investment advisory fees (after voluntary fee waivers)(1).....      0.47%        0.61%         0.61%
Rule 12b-1 fees(2)............................................      1.00%        1.00%         1.00%
Other expenses (after voluntary fee waivers)(1)...............      0.33%        0.19%         0.19%
Total fund operating expenses (after voluntary fee
     waivers)(1)..............................................      1.80%        1.80%         1.80%


EXAMPLE (ASSUMING REDEMPTION)(2)
You would pay the following expenses on a $1,000 investment, assuming (i) a 5% annual return; (ii) redemption at the end of each time period; and (iii) payment of the maximum applicable contingent deferred sales charge of 5% in year 1, 4% in year 3, 2% in year 5, and automatic conversion to Class A shares at the end of year 8:

1 year........................................................       $68          $68           $68
3 years.......................................................       $97          $97           $97
5 years.......................................................      $117         $117          $117
10 years......................................................      $192         $192          $192

EXAMPLE (ASSUMING NO REDEMPTION)(3)
You would pay the following expenses on the same investment, assuming no redemption:

1 year........................................................       $18          $18           $18
3 years.......................................................       $57          $57           $57
5 years.......................................................       $97          $97           $97
10 years......................................................      $192         $192          $192



(1) The Adviser and the Administrator intend to waive a portion of their fees on a voluntary basis, and the amounts shown reflect these waivers and reimbursements as of January 31, 1997. Each of these persons intends to maintain such waivers and reimbursements in effect through September 30, 1997 but reserves the right to discontinue such waivers and reimbursements at any time in its sole discretion. See "--Fees and Expenses" above. Absent any fee waivers, investment advisory fees for each Fund as an annualized percentage of average daily net assets would be 0.70% (Acquired Fund), 0.70% (Acquiring Fund), and 0.70% (Pro Forma); Rule 12b-1 fees would be 0.25 (Acquired Fund), 0.25 (Acquiring
         Fund), and 0.25 (Pro Forma); and total fund operating expenses calculated on such basis would be 2.03% (Acquired Fund), 1.89% (Acquiring Fund), and 1.89% (Pro Forma). Other expenses includes an administration fee.


(2) Of this amount, 0.25% is designated as a shareholder servicing fee and 0.75% as a distribution fee.


(3) Absent fee waivers, the respective dollar amounts for the 1, 3, 5, and 10-year periods would be $71, $104, $129, and $217 (Acquired Fund); $69, $99, $122, and $202 (Acquiring Fund); and $69, $99, $122, and $202
         (Pro Forma).

(4) Absent fee waivers, the respective dollar amounts for the 1, 3, 5, and 10-year periods would be $21, $64, $109, and $217 (Acquired Fund); $19, $59, $102, and $202 (Acquiring Fund); and $19, $59, $102, and $202 (Pro
         Forma).

                        CLASS C SHARES FEES AND EXPENSES

                                                                ACQUIRED      ACQUIRING
                                                                  FUND          FUND         PRO FORMA
                                                                  ----          ----         ---------
SHAREHOLDER TRANSACTION EXPENSES
Maximum sales load imposed on purchases.......................     None           None          None
Maximum sales load imposed on reinvested dividends............     None           None          None
Deferred sales load...........................................     None           None          None
Redemption fees...............................................     None           None          None
Exchange fees.................................................     None           None          None


ANNUAL FUND OPERATING EXPENSES (AS A PERCENTAGE OF AVERAGE NET ASSETS)
Investment advisory fees (after voluntary fee waivers)(1).....    0.47%          0.61%         0.61%
Rule 12b-1 fees...............................................    None           None          None
Other expenses (after voluntary fee waivers)(1)...............    0.33%          0.19%         0.19%
Total fund operating expenses (after voluntary fee
     waivers)(1)..............................................    0.80%          0.80%         0.80%


EXAMPLE (ASSUMING REDEMPTION)(2)
You would pay the following expenses on a $1,000 investment, assuming (i) a 5% annual return, and (ii) redemption at the end of each time period:

1 year........................................................       $8             $8            $8
3 years.......................................................      $26            $26           $26
5 years.......................................................      $44            $44           $44
10 years......................................................      $99            $99           $99



(1) The Adviser and the Administrator intend to waive a portion of their fees on a voluntary basis, and the amounts shown reflect these waivers and reimbursements as of January 31, 1997. Each of these persons intends to maintain such waivers and reimbursements in effect through September 30, 1997 but reserves the right to discontinue such waivers and reimbursements at any time in its sole discretion. See "--Fees and Expenses" above. Absent any fee waivers, investment advisory fees as an annualized percentage of average daily set assets would be 0.70% (Acquired Fund), 0.70% (Acquiring Fund), and 0.70% (Pro Forma); and total fund operating expenses calculated on such basis would be 1.03% (Acquired Fund), 0.89% (Acquiring Fund), and 0.89% (Pro Forma). Other expenses includes an administration fee.

(2) Absent fee waivers, the respective dollar amounts for the 1, 3, 5, and 10-year periods would be $11, $33, $57, and $126 (Acquired Fund); $9, $28, $49, and $110 (Acquiring Fund); and $9, $28, $49, and $110 (Pro
         Forma).


PURCHASE, EXCHANGE AND REDEMPTION PROCEDURES

         Class A and Class B shares of the Acquiring Fund received by Acquired Fund shareholders in the Reorganization will be subject to the same purchase, exchange and redemption procedures that currently apply to Class A and Class B shares of the Acquired Fund. These procedures are discussed in the Retail Class Prospectus of the Acquired Fund and the Acquiring Fund which accompanies this Prospectus/Proxy Statement under the headings "Investing in the Funds" and "Redeeming Shares."

         Class C shares of the Acquiring Fund received by Acquired Fund shareholders in the Reorganization will be subject to the same purchase, exchange and redemption procedures that currently apply to Class C shares of the Acquired Fund. These procedures are discussed in the Institutional Class Prospectus of the Acquired Fund and the Acquiring Fund which accompanies this Prospectus/Proxy Statement under the heading "Purchases and Redemptions of Shares."

DIVIDENDS AND DISTRIBUTIONS

         Dividends are declared and paid monthly with respect to both the Acquired Fund and the Acquiring Fund. Distributions of any net realized long-term capital gains are made at least once every twelve months with respect to both Funds. Dividends and distributions for each Fund are automatically reinvested in additional shares of the Fund unless cash payments are requested by contacting the Fund.

SHAREHOLDER VOTING RIGHTS

         Class A, Class B and Class C shares of both Funds are treated as separate classes of shares issued by the respective Funds. Class A, Class B and Class C shares within a Fund vote together as a single class on most issues, such as election of directors, and as separate classes on issues that affect only a particular class, such as Rule 12b-1 distribution plans.

                                  RISK FACTORS

         Because both Funds are actively managed, their performance reflects in part the ability of the Adviser to select securities which are suited to achieving their investment objectives. Due to their active management, either or both Funds could underperform other mutual funds with similar investment objectives or the market generally. In addition, the investment objectives, policies and restrictions of the Acquired Fund and the Acquired Fund are similar (see "Information About the Acquired Fund and the Acquiring Fund" below), because the risks associated with investing in both Funds are also similar.

         With respect to the equity portion of both Funds, investors should recognize that the market prices of equity securities generally, and of particular companies' equity securities, are subject to greater volatility than prices of fixed income securities. Each of the Funds is subject to the risk of generally adverse equity markets.

         The fixed income securities of both Funds are subject to (i) interest rate risk (the risk that increases in market interest rates will cause declines in the value of debt securities held by a Fund); (ii) credit risk (the risk that the issuers of debt securities held by a Fund default in making required payments); and (iii) call or prepayment risk (the risk that a borrower may exercise the right to prepay a debt obligation before its stated maturity, requiring a Fund to reinvest the prepayment at a lower interest rate). Because the fixed income securities in which the Acquired Fund invests consist only of direct obligations of the United States Treasury, the Acquired Fund's fixed income securities entail only minimal credit risk.

         Both Funds may (i) enter into repurchase agreements; (ii) purchase securities on a when-issued or delayed-delivery basis; (iii) lend portfolio securities representing up to one-third of the value of its total assets to broker-dealers, banks or other institutional borrowers of securities; (iv) purchase put and call options; and (v) engage in futures transactions and purchase options on futures. Additionally, the Acquiring Fund may write covered call options. For the special risks associated with each of these investment methods, see the "Investment Objectives and Policies" and "Special Investment Methods" in the Retail Class Prospectus and the Institutional Class Prospectus relating to the Funds which accompany this Prospectus/Proxy Statement.

         In addition, the Acquiring Fund may invest up to 15% of its total fixed income assets in foreign securities payable in United States dollars. Investment in foreign securities is subject to special investment risks that differ in some respects from those related to investments in securities of United States domestic issuers. Both Funds may invest in the types of instruments referred to below under "Information About the Acquired Fund and the Acquiring Fund." For further information concerning these types of investments and their associated risks, see "Investment Objectives and Policies" and "Special Investment Methods" in the Retail Class Prospectus and the Institutional Class Prospectus relating to the Funds which accompany this Prospectus/Proxy Statement.

                      INFORMATION ABOUT THE REORGANIZATION

REASONS FOR THE REORGANIZATION

         The Board of Directors of FAIF, including all of the "non-interested" directors, has determined that it is advantageous to combine the Acquired Fund with the Acquiring Fund. As discussed in detail below under "Information About the Acquired Fund and the Acquiring Fund," the Funds have similar investment objectives, policies and restrictions. The Funds also have the same investment manager and the same distributor, custodian, transfer agent and auditors.

         The Board of Directors of FAIF has determined that the Reorganization is expected to provide certain benefits to the Acquired Fund and the Acquiring Fund and is in the best interests of each Fund and its respective shareholders. The Board of Directors has also determined that the interests of the existing shareholders of each Fund will not be diluted as a result of the Reorganization. The Board considered, among other things, the following factors in making such determinations:

                  (i) the advantages which may be realized by the Acquired Fund and the Acquiring Fund, consisting of a potentially reduced expense ratio before waivers, economies of scale resulting from fund growth, and facilitation of portfolio management;

                  (ii) the tax-free nature of the proposed Reorganization;

                  (iii) the terms and conditions of the Plan, including that (a) the exchange of Acquired Fund shares for Acquiring Fund shares will take place on a net asset value basis; (b) no sales charge will be incurred by Acquired Fund shareholders in connection with their acquisition of Acquiring Fund shares in the Reorganization; and (c) the condition to closing that the Adviser or an affiliate of the Adviser pay any unamortized organizational expenses on the books of the Acquired Fund;

                  (iv) the agreement of the Adviser to bear the costs associated with the proposed Reorganization;

                  (v) the fact that the advisory fee, Rule 12b-1 fees and sales charges would remain constant for Acquired Fund shareholders;

                  (vi) the Acquiring Fund's agreements that (a) former holders of Acquired Fund Class B shares who receive Acquiring Fund Class B shares in the Reorganization will receive credit for the period they held Acquired Fund Class B shares in applying the six-year step-down of the contingent deferred sales charge on Acquiring Fund Class B shares and in determining the date upon which such shares convert to Acquiring Fund Class A shares; and (b) in applying the 24- month 1% deferred sales charge on purchases of Class A shares with respect to which the front-end sales charge was waived, credit will be given for the period a former Acquired Fund shareholder who is subject to such a deferred sales charge held his or her shares; and

                  (vii) the fact that in no event will the holders of Acquired Fund shares become subject to a less advantageous total expense "cap" as a result of the proposed combination of Funds.

The Board also considered the potential benefits to the Adviser which could result from the proposed Reorganization. The Board recognized that if the Adviser determines to waive advisory fees in the future, to the extent that the proposed Reorganization results in lower overall expense ratios before fee waivers, the combination of Funds would have the effect of decreasing the cost to the Adviser of providing such waivers. The Board also noted, however, that the Adviser is not obligated to make any such waivers and that if such waivers are not made, former shareholders of the Acquired Fund and shareholders of the Acquiring Fund would benefit directly from any decreases in overall expense ratios and that, in any event, the proposed Reorganization is expected to provide other benefits to shareholders. The Board thus concluded that, despite these potential benefits to the Adviser, the factors noted in (i) through (vii) above render the proposed Reorganization fair to and in the best interests of shareholders of the Acquired Fund and the Acquiring Fund.

PLAN OF REORGANIZATION

         The following summary of the proposed Plan and the Reorganization is qualified in its entirety by reference to the Plan attached to this Prospectus/Proxy Statement as Exhibit A. The Plan provides that, as of the Effective Time, the Acquiring Fund will acquire all of the assets and assume all liabilities of the Acquired Fund in exchange for Acquiring Fund shares having an aggregate net asset value equal to the aggregate value of the assets acquired (less liabilities assumed) from the Acquired Fund. The Acquired Fund and the Acquiring Fund are separate series of shares within FAIF, a single Maryland corporation. As a result, for corporate law purposes, the acquisition of assets, assumption of liabilities and exchange of shares is structured under the Plan as a reallocation of assets and liabilities from the Acquired Fund to the Acquiring Fund coupled with the issuance and exchange of Class A, Class B and Class C Acquiring Fund shares in exchange for Class A, Class B and Class C Acquired Fund shares, respectively. This reallocation of assets and liabilities and exchange of shares is accomplished under the Plan by amending the articles of incorporation of FAIF in the manner set forth in the amendment to FAIF's articles of incorporation as set forth in Exhibit 1 to the Plan attached hereto as Exhibit A.

         Pursuant to the Plan, each holder of Class A, Class B or Class C shares of the Acquired Fund will receive, at the Effective Time, Class A, Class B or Class C shares of the Acquiring Fund, as applicable, with an aggregate net asset value equal to the aggregate net asset value of the Acquired Fund shares owned by such shareholder immediately prior to the Effective Time. At the Effective Time, the Acquiring Fund will issue and distribute, at the direction of the Acquired Fund's Board of Directors, to the Acquired Fund's shareholders of record, determined as of the Effective Time, the Acquiring Fund Shares issued in exchange for the Acquired Fund Shares as described above. Thereafter, no additional shares representing interests in the Acquired Fund will be issued, and the Acquired Fund will be deemed to be liquidated.

         Under the Plan, the net asset value per share of the Acquired Fund's and the Acquiring Fund's Class A, Class B and Class C shares will be computed as of the Effective Time using the valuation procedures set forth in FAIF's amended and restated articles of incorporation and bylaws and then current Prospectuses and Statement of Additional Information and as may be required by the Investment Company Act. The distribution of Acquiring Fund shares to former Acquired Fund shareholders described above will be accomplished by the establishment of accounts on the share records of the Acquiring Fund in the names of Acquired Fund shareholders, each representing the respective classes and numbers of full and fractional Acquiring Fund shares due such shareholders.

         The Plan provides that no sales charges will be incurred by Acquired Fund shareholders in connection with the acquisition by them of Acquiring Fund shares pursuant thereto. The Plan also provides that in determining contingent deferred sales charges applicable to Class B shares issued by the Acquiring Fund in the Reorganization and the date upon which such shares convert to Class A shares, the Acquiring Fund will give credit for the period during which the holders thereof held the Class B shares of the Acquired Fund in exchange for which such Acquiring Fund shares were issued. In addition, the Plan provides that if Class A shares of the Acquiring Fund are distributed in the Reorganization to former holders of Class A shares of the Acquired Fund with respect to which the front-end sales charge was waived due to a purchase of $1 million or more, the Acquiring Fund will give credit for the period during which the holder thereof held such Acquired Fund shares in determining whether a deferred sales charge is payable upon the sale of such Class A shares of the Acquiring Fund.

         The Acquired Fund contemplates that it will make a distribution, immediately prior to the Effective Time, of all of its net income and net realized capital gains, if any, not previously distributed. This distribution will be taxable to Acquired Fund shareholders subject to taxation.

         The consummation of the Reorganization is subject to the conditions set forth in the Plan, including, among others: (i) approval of the Plan, which includes the related amendment of FAIF's articles of incorporation attached to the Plan, by the shareholders of the Acquired Fund; (ii) the delivery of the opinion of counsel described below under "-- Federal Income Tax Consequences;"
(iii) the accuracy as of the Effective Time of the representations and warranties made by the Acquired Fund and the Acquiring Fund in the Plan; and
(iv) the delivery of customary closing certificates. See the Plan attached hereto as Exhibit A for a complete listing of the conditions to the consummation of the Reorganization. The Plan may be terminated and the Reorganization abandoned at any time prior to the Effective Time, before or after approval by shareholders of the Acquired Fund, by resolution of the Board of Directors of FAIF, if circumstances should develop that, in the opinion of the Board, make proceeding with the consummation of the Plan and Reorganization not in the best interests of either Fund's shareholders.

         The Plan provides that the Adviser will pay all expenses incurred in connection with the Reorganization, and neither Fund will be liable for such expenses. The Plan also provides that the Adviser will pay the Acquired Fund an amount equal to the unamortized organizational expenses, if any, on the books of the Acquired Fund, and such unamortized organizational expenses shall not be reflected in the calculation of the net asset values per share of the Acquired Fund's shares for purposes of the exchange of shares under the Plan.

         Approval of the Plan will require the affirmative vote of a majority of the outstanding shares of each class of the Acquired Fund, voting as separate classes. Approval of the Plan by Acquired Fund shareholders will be deemed approval of the amendment to the amended and restated articles of incorporation of FAIF attached to the Plan. If the Plan is not approved, the Board of Directors of FAIF will consider other possible courses of action. Acquired Fund shareholders are not entitled to assert dissenters' rights of appraisal in connection with the Plan or Reorganization. See "Voting Information-- No Dissenters' Rights of Appraisal" below.

DESCRIPTION OF ACQUIRING FUND SHARES

         The Class A, Class B and Class C shares of the Acquiring Fund issued in the Reorganization will represent shares of common stock, $.0001 par value, in the Acquiring Fund, which is an open-end mutual fund and a series of FAIF. FAIF is an open-end management investment company incorporated under the laws of the State of Maryland. Each share of the Acquiring Fund issued in the Reorganization will be fully paid, nonassessable, and transferable. Shares may be issued as either full or fractional shares. Fractional shares have pro rata the same rights and privileges as full shares. Shares of the Acquiring Fund have no preemptive or conversion rights.

         Each share of the Acquiring Fund has one vote. On some issues, such as the election of directors, all shares of all series of FAIF vote together as one series. The shares do not have cumulative voting rights. Consequently, the holders of more than 50% of the shares voting for the election of directors are able to elect all of the directors if they choose to do so. On issues affecting only a particular series or class within a series, the shares of that series or class will vote as a separate series or class. Examples of such issues would be proposals to alter a fundamental investment restriction pertaining to a series or to approve, disapprove or alter a distribution plan pertaining to a class.

         Under the laws of the State of Maryland and FAIF's articles of incorporation, FAIF is not required to hold shareholder meetings unless they (i) are required by the Investment Company Act, or (ii) are requested in writing by the holders of 25% or more of the outstanding shares of FAIF.

FEDERAL INCOME TAX CONSEQUENCES

         It is intended that the exchange of Acquiring Fund shares for the Acquired Fund's net assets and the distribution of such shares to the Acquired Fund's shareholders upon liquidation of the Acquired Fund will be treated as a tax-free reorganization under the Code and that, for federal income tax purposes, no income, gain or loss will be recognized by the Acquired Fund's shareholders (except that the Acquired Fund contemplates that it will make a distribution, immediately prior to the Effective Time, of all of its net income and net realized capital gains, if any, not previously distributed, and this distribution will be taxable to Acquired Fund shareholders subject to taxation). FAIF has not asked, nor does it plan to ask, the Internal Revenue Service to rule on the tax consequences of the Reorganization.

         As a condition to the closing of the Reorganization, the two Funds will receive an opinion from Dorsey & Whitney LLP, counsel to the Funds, based in part on certain representations to be furnished by each Fund and their Adviser, substantially to the effect that the federal income tax consequences of the Reorganization will be as follows:

         (i) the Reorganization will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Code, and the Acquiring Fund and the Acquired Fund each will qualify as a party to the Reorganization under Section 368(b) of the Code;

         (ii) Acquired Fund shareholders will recognize no income, gain or loss upon receipt, pursuant to the Reorganization, of Acquiring Fund shares. Acquired Fund shareholders subject to taxation will recognize income upon receipt of any net investment income or net capital gains of the Acquired Fund which are distributed by the Acquired Fund prior to the Effective Time;

         (iii) the tax basis of the Acquiring Fund shares received by each Acquired Fund shareholder pursuant to the Reorganization will be equal to the tax basis of the Acquired Fund shares exchanged therefor;

         (iv) the holding period of the Acquiring Fund shares received by each Acquired Fund shareholder pursuant to the Reorganization will include the period during which the Acquired Fund shareholder held the Acquired Fund shares exchanged therefor, provided that the Acquired Fund shares were held as a capital asset at the Effective Time;

         (v) the Acquired Fund will recognize no income, gain or loss by reason of the Reorganization;

         (vi) the Acquiring Fund will recognize no income, gain or loss by reason of the Reorganization;

         (vii) the tax basis of the assets received by the Acquiring Fund pursuant to the Reorganization will be the same as the basis of those assets in the hands of the Acquired Fund as of the Effective Time;

         (viii) the holding period of the assets received by the Acquiring Fund pursuant to the Reorganization will include the period during which such assets were held by the Acquired Fund; and

         (ix) the Acquiring Fund will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of the Acquired Fund as of the Effective Time.

         The foregoing advice is based in part upon certain representations furnished by FAIF and the Adviser, of which three principal ones are: (a) that assets representing at least 90% of the fair market value of the Acquired Fund's net assets and at least 70% of the fair market value of the Acquired Fund's gross assets at the Effective Time are exchanged solely for Acquiring Fund shares with unrestricted voting rights, (b) that there is no plan or intention by the shareholders of the Acquired Fund who own beneficially 5% or more of the outstanding shares of the Acquired Fund and, to the best knowledge of FAIF, there is no plan or intention on the part of the remaining Acquired Fund shareholders to sell, exchange or otherwise dispose of a number of Acquiring Fund shares to be received pursuant to the Reorganization that would reduce such shareholders' interest to a number of Acquiring Fund shares having, in the aggregate, a value as of the Effective Time of less than 50% of the total value of the Acquired Fund shares outstanding immediately prior to the consummation of the Reorganization and (c) following the Reorganization, the Acquiring Fund will either continue the historic business of the Acquired Fund or use a significant portion of the historic business assets of the Acquired Fund in a business carried on by the Acquired Fund.

         Shareholders of the Acquired Fund should consult their tax advisors regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. Since the foregoing discussion only relates to the federal income tax consequences of the Reorganization, shareholders of the Acquired Fund should consult their tax advisors as to state and local tax consequences, if any, of the Reorganization.

RECOMMENDATION AND VOTE REQUIRED

         The Board of Directors of FAIF, including the "non-interested" directors, recommends that shareholders of the Acquired Fund approve the Plan. Approval of the Plan will require the affirmative vote of a majority of the outstanding shares of each class of the Acquired Fund, voting as separate classes. Approval of the Plan by Acquired Fund shareholders will be deemed approval of the amendment to the amended and restated articles of incorporation of FAIF attached to the Plan.

           INFORMATION ABOUT THE ACQUIRED FUND AND THE ACQUIRING FUND

         Information concerning the Acquiring Fund and the Acquired Fund is incorporated herein by reference from the current Retail Class Prospectus and the current Institutional Class Prospectus, each related to both the Acquiring Fund and the Acquired Fund and dated January 31, 1997, accompanying this Prospectus/Proxy Statement and forming part of the Registration Statement of FAIF on Form N-1A which has been filed with the Commission.

         The Acquiring Fund, the Acquired Fund and FAIF are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith file reports and other information including proxy materials, reports and charter documents with the Commission. These proxy materials, reports and other information filed by the Acquiring Fund, the Acquired Fund and FAIF can be inspected and copies obtained at the Public Reference Facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the New York Regional Office of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission; the address of this site is http://www.sec.gov.

COMPARISON OF INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS

         The Acquired Fund and the Acquiring Fund are both diversified, open-end funds with investment objectives which are similar, in that both Funds seek to maximize total return by investing in a portfolio that includes equity and fixed income securities. Specifically:

         * The Acquired Fund has an objective of maximizing total return over the long term by allocating its assets principally among common stocks, bonds, and short-term instruments. There are no limitations on the proportions in which the Fund's investment Adviser may allocate the Fund's investments among these three classes of assets, and the Fund may at times be fully invested in a single asset class if the Fund's investment Adviser believes that it offers the most favorable total return outlook.

         * The Acquiring Fund has an objective of maximizing total return (capital appreciation plus income). The Fund seeks to achieve its objective by investing in a balanced portfolio of equity securities and fixed income securities. Over the long term, it is anticipated that the Fund's asset mix will average approximately 60% equity securities and 40% fixed income securities, with the asset mix normally ranging between 40% and 75% equity securities, between 25% and 60% fixed income securities, and between 0% and 25% money market instruments.

         The investment policies of the Funds are similar in that both focus on the allocation of assets among the same three asset categories. While the Acquiring Fund's strategy is anticipated to consist of an average asset mix over the long term of 60% equity securities and 40% fixed income securities, the Acquired Fund`s investment allocations (which, like the Acquiring Fund's, may include short-term instruments) are allocated according to the Adviser's judgment as to the most favorable total return outlook, without regard to general guidelines as to the anticipated asset mix. In the case of the Acquired Fund, asset allocation decisions are based on the Adviser's proprietary quantitative model, which predicts future asset class returns based on historical experience using probability theory.

         With respect to the equity portion of the Funds' investment allocations, the Acquiring Fund follows a strategy whereby, under normal market conditions, the Fund invests at least 65% of its total assets in stocks diversified among a broad range of industries and among companies that have a market capitalization of at least $500 million. In selecting equity securities, the Adviser employs a value-based selection discipline for the Acquiring Fund. The equity portion of the Acquiring Fund's portfolio essentially mirrors the holdings of FAIF's flagship Stock Fund. Within its equity asset class, the Acquired Fund follows a strict indexing discipline which seeks to produce a total return approximating that of the S&P 500. In order to achieve this result, the Fund is managed by utilizing a computer program that identifies which stocks should be purchased or sold in order to replicate, as closely as possible, the composition of the S&P 500.

         With respect to the fixed income portion of the Funds' investment allocations, the Acquiring Fund's portfolio (i) is invested in investment grade securities, at least 65% of which are U.S. Government obligations and corporate debt obligations and mortgage-related securities rated at least A by Standard & Poor's or Moody's or which have been assigned an equivalent rating by another nationally recognized statistical rating organization, and (ii) under normal market conditions, has a weighted average maturity not exceeding 15 years. The fixed income portion of the Acquiring Fund's portfolio essentially mirrors the holdings of FAIF's Fixed Income Fund. In contrast to the Acquired Fund, the Acquiring Fund may invest up to 15% of its total fixed income assets in foreign securities payable in United States dollars. The Acquired Fund's fixed income portfolio may consist of direct obligations of the United States Treasury, in any maturity. The Adviser thus has discretion in determining the weighted average maturity of the investments within this asset class of the Acquired Fund.

         Both Funds may hold cash or invest in cash items. The Acquiring
Fund may invest not more than 35% of its total assets in cash and cash items in order to utilize assets awaiting normal reinvestment. In addition, both Funds may (i) enter into repurchase agreements; (ii) in order to attempt to reduce risk, purchase put and call options on equity securities and on stock indices;
(iii) purchase securities on a when-issued or delayed-delivery basis; (iv) engage in the lending of portfolio securities; and (v) in order to reduce risk, invest in exchange traded put and call options on interest rate futures contracts and on interest rate indices. In addition, the Acquiring Fund may write covered call options covering up to 25% of the equity securities owned by the Fund and write call options on stock indices related to such equity securities, and in order to attempt to reduce risk, write covered call options on interest rate indices. The Acquired Fund may also invest in interest rate and stock index futures in order to manage allocations among asset classes efficiently.

         Although the investment restrictions and limitations of the Funds are substantially similar, they involve certain differences that reflect the differences in the general investment policies utilized by the Funds as described above.

         For a complete discussion of the investment objectives, policies and restrictions of the respective Funds, see the Retail Class Prospectus and the Institutional Class Prospectus accompanying this Prospectus/Proxy Statement and the Statement of Additional Information referred to under "Incorporation by Reference."

CAPITALIZATION

         The following table shows the capitalization of the Acquired Fund and of the Acquiring Fund as of June 30, 1997 and on a pro forma basis as of that date, giving effect to the proposed Reorganization:

                     (In thousands, except per share values)

                                         ACQUIRED     ACQUIRING
                                           FUND          FUND      PRO FORMA
                                           ----          ----      ---------
CLASS A SHARES
    Net assets........................     $2,296      $29,798      $32,094
    Net asset value per share.........     $12.92       $14.93       $14.93
    Shares outstanding................        178        1,996        2,150

CLASS B SHARES
    Net assets........................     $4,595      $36,974      $41,569
    Net asset value per share.........     $12.86       $14.87       $14.87
    Shares outstanding................        357        2,486        2,795

CLASS C SHARES
    Net assets........................   $111,814     $399,382     $511,196
    Net asset value per share.........     $12.92       $14.95       $14.95
    Shares outstanding................      8,655       26,720       34,200


                               VOTING INFORMATION

GENERAL


         This Prospectus/Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors of FAIF to be used at the Meeting of Acquired Fund shareholders to be held at 10:00 a.m., Eastern Time, on October 31, 1997, at the offices of SEI Investments Company, Oaks, Pennsylvania and at any adjournments thereof. This Prospectus/Proxy Statement, along with a Notice of Special Meeting and a proxy card, is first being mailed to shareholders of the Acquired Fund on or about September 16, 1997. Only shareholders of record as of the close of business on September 2, 1997 (the "Record Date") will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof. If the enclosed form of proxy is properly executed and returned on time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked proxies will be voted "for" the proposed Plan and Reorganization. A proxy may be revoked by giving written notice, in person or by mail, of revocation before the Meeting to FAIF at its principal executive offices, Oaks, Pennsylvania 19456, or by properly executing and submitting a later-dated proxy, or by voting in person at the Meeting.


         If a shareholder executes and returns a proxy but abstains from voting, the shares held by such shareholder will be deemed present at the Meeting for purposes of determining a quorum and will be included in determining the total number of votes cast. If a proxy is received from a broker or nominee indicating that such person has not received instructions from the beneficial owner or other person entitled to vote Acquired Fund shares (i.e., a broker "non-vote"), the shares represented by such proxy will not be considered present at the Meeting for purposes of determining a quorum and will not be included in determining the number of votes cast. Brokers and nominees will not have discretionary authority to vote shares for which instructions are not received from the beneficial owner.

         Approval of the Plan and Reorganization will require the affirmative vote described above under "Information About the Reorganization -- Recommendation and Vote Required."



         As of July 11, 1997, (i) the Acquired Fund had the following numbers of shares outstanding and entitled to vote at the Meeting: Class A, 177,641.298 shares; Class B, 357,360.806 shares; and Class C, 8,654,838.001 shares; (ii) the Acquiring Fund had the following numbers of shares outstanding: Class A, 1,996,190.408 shares; Class B, 2,485,669.763 shares; and Class C, 26,719,907.163 shares; and (iii) the directors and officers of the respective Funds as a group owned less than one percent of the outstanding shares of either Fund or any class thereof. The following table sets forth information concerning those persons known by the respective Funds to own of record or beneficially more than 5% of the outstanding shares of either Fund or any class thereof (including 25% holders) as of such date:


                                                                    PERCENTAGE
                                               NUMBER AND CLASS     OWNERSHIP
           NAME AND ADDRESS OF HOLDER           OF SHARES OWNED      OF CLASS
           --------------------------           ---------------      --------
ACQUIRED FUND:


    Var & Co. .............................     4,391,210.1490           50.74%
    P.O. Box 64482                              Class C*
    St. Paul, MN 55164-0482

    Var & Co. .............................     2,870,807.7420           33.17%
    P.O. Box 64482                              Class C*
    St. Paul, MN 55164-0482

    First Trust National Association as....     1,380,083.8470           15.95%
    Fiduciary for First Trust Retirement        Class C*
    180 East 5th Street
    St. Paul, MN 55101-1631

    David A. Baumgarten....................     13,357.7800              7.52%
    1660 North Prospect Avenue                  Class A*
    Apt. 2806
    Milwaukee, WI 53202-2487

    Miller Fashions........................     11,967.7270              6.74%
    601 Shoreacres Dr.                          Class A*
    Apt. 208
    Fairmont, MN 56031-244


ACQUIRING FUND:


    Var & Co. .............................     15,786,800.4010          59.08%
    P.O. Box 64482                              Class C*
    St. Paul, MN 55164-0482

    First Trust National Association, as...     10,647,227.4760          39.85%
    Fiduciary                                   Class C*
    180 East 5th Street
    St. Paul, MN 55101-1631


*     RECORD OWNERSHIP ONLY.

         Proxies are solicited by mail. Additional solicitations may be made by telephone or personal contact by officers or employees of the Distributor and its affiliates. The cost of solicitation will be born by the Adviser.

         In the event that sufficient votes to approve the Plan and Reorganization are not received by the date set for the Meeting, the persons named as proxies may propose one or more adjournments of the Meeting for up to 120 days to permit further solicitation of proxies. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require the affirmative vote of a majority of the shares present in person or by proxy and entitled to vote at the Meeting. The persons named as proxies will vote upon such adjournment after consideration of the best interests of all shareholders.

INTERESTS OF CERTAIN PERSONS


         The following receive payments from the Acquired Fund and the Acquiring Fund for services rendered pursuant to contractual arrangements with each of the
Funds: First Bank National Association, as the Adviser of each Fund, receives payments for its investment advisory and management services; SEI Investments Distribution Co., as the Distributor for each Fund, receives payments for providing distribution services; SEI Investments Management Corporation, in its capacity as the Administrator for each Fund, receives payments for providing shareholder servicing, legal and accounting and other administrative personnel and services; DST Systems, Inc., in its capacity as transfer and dividend disbursing agent for each Fund, receives payments for providing transfer agency and dividend disbursing services; and First Trust National Association, a subsidiary of U.S. Bancorp, receives payments for providing custodial services for each Fund, and may also act as securities lending agent in connection with the Funds' securities lending transactions and receive, as compensation for such services, fees based on a percentage of the Funds' income from such securities lending transactions.


NO DISSENTERS' RIGHTS OF APPRAISAL

         Under the Maryland General Corporation Law and the Investment Company Act, Acquired Fund shareholders are not entitled to assert dissenters' rights of appraisal in connection with the Plan or Reorganization.

                        FINANCIAL STATEMENTS AND EXPERTS


         The audited statement of net assets of the Acquiring Fund and the Acquired Fund as of September 30, 1996, and the related statement of operations for the year then ended, changes in net assets for each of the years in the two-year period then ended and the financial highlights for the periods indicated therein, as included in the Statement of Additional Information of FAIF dated January 31, 1997, have been incorporated by reference into this Prospectus/Proxy Statement in reliance on the report of KPMG Peat Marwick LLP, independent auditors for the Acquiring Fund, given on the authority of such firm as experts in accounting and auditing. In addition, the unaudited financial statements for the Acquiring Fund and the Acquired Fund for the six-month period ending March 31, 1997, as included in the Semi-Annual Report of FAIF for the six-month period ending March 31, 1997, are incorporated herein by reference.

                                  LEGAL MATTERS

         Certain legal matters concerning the issuance of the shares of the Acquiring Fund to be issued in the Reorganization will be passed upon by Dorsey & Whitney LLP, 220 South Sixth Street, Minneapolis, Minnesota 55402.

                                                                       EXHIBIT A


                      AGREEMENT AND PLAN OF REORGANIZATION

                     ASSET ALLOCATION FUND AND BALANCED FUND

         THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this 1st day of September, 1997, by and between Class G (also known as "Balanced Fund") (the "Acquiring Fund") of First American Investment Funds, Inc., a Maryland corporation ("FAIF"), and Class F (also known as "Asset Allocation Fund") (the "Acquired Fund") of FAIF. The shares of the Acquiring Fund and the Acquired Fund designated in FAIF's amended and restated articles of incorporation, as supplemented by articles supplementary thereto filed through the date hereof, are referred to herein by the names set forth in Article V,
Section 3 of FAIF's bylaws, as follows:

     Designation in Articles of
 Incorporation or Articles Supplementary      Name Assigned in Bylaws
 ---------------------------------------      -----------------------
Class G Common Shares.....................    Balanced Fund, Class A
Class G, Series 2 Common Shares...........    Balanced Fund, Class C
Class G, Series 3 Common Shares...........    Balanced Fund, Class B
Class F Common Shares.....................    Asset Allocation Fund, Class A
Class F, Series 2 Common Shares...........    Asset Allocation Fund, Class C
Class F, Series 3 Common Shares...........    Asset Allocation Fund, Class B

         This Agreement is intended to be and is adopted as a plan of reorganization and liquidation pursuant to Sections 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of the consolidation of the Acquired Fund with and into the Acquiring Fund by means of the exchange of shares of common stock, par value $.0001 per share, of the Acquiring Fund (the "Acquiring Fund Shares"), having an aggregate net asset value equal to the aggregate net asset value of the Acquired Fund, for all of the issued and outstanding shares of common stock, par value $.0001 per share, of the Acquired Fund (the "Acquired Fund Shares"), all upon the terms and conditions hereinafter set forth in this Agreement. The exchange of Acquiring Fund Shares for Acquired Fund Shares will be effected pursuant to an amendment to FAIF's Articles of Incorporation in the form attached hereto as Exhibit 1 (the "Amendment") to be adopted in accordance with the Maryland General Corporation Law.

         WITNESSETH:

         WHEREAS, FAIF is a registered, open-end management investment company that offers its shares of common stock in multiple series (each of which series represents a separate and distinct portfolio of assets and liabilities);

         WHEREAS, each of the Acquiring Fund and the Acquired Fund series of FAIF offers Class A shares, Class B shares and Class C shares;

         WHEREAS, the Acquired Fund owns securities which generally are assets of the character in which the Acquiring Fund is permitted to invest;

         WHEREAS, the Board of Directors of FAIF has determined that the consolidation of the Acquired Fund with and into the Acquiring Fund by means of the exchange of Class A, Class B and Class C Acquiring Fund Shares for all of the issued and outstanding Class A, Class B and Class C Acquired Fund Shares, respectively, on the basis set forth herein is in the best interests of the Acquired Fund shareholders and the Acquiring Fund shareholders;

         NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

1. EXCHANGE OF SHARES; REALLOCATION OF ASSETS AND LIABILITIES

         1.1 Subject to the requisite approval by the Acquired Fund shareholders and to the other terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Acquired Fund and the Acquiring Fund agree that at the Effective Time (as defined in Section 3.1), (a) each issued and outstanding Class A Acquired Fund Share shall be, without further action, exchanged for that number of Class A Acquiring Fund Shares calculated in accordance with Article 2 hereof and the Amendment; (b) each issued and outstanding Class B Acquired Fund Share shall be, without further action, exchanged for that number of Class B Acquiring Fund Shares calculated in accordance with Article 2 hereof and the Amendment; and (c) each issued and outstanding Class C Acquired Fund Share shall be, without further action, exchanged for that number of Class C Acquiring Fund Shares calculated in accordance with Article 2 hereof and the Amendment.

         1.2 (a) At the Effective Time, the assets and liabilities belonging to the Acquired Fund and its respective classes shall become, without further action, assets and liabilities belonging to the Acquiring Fund and its respective classes, all in accordance with Article IV, Section 1(d)(i) and (ii) of FAIF's amended and restated articles of incorporation. For purposes of the foregoing, the terms "assets belonging to" and "liabilities belonging to" have the meanings assigned to them in said Article IV, Section 1(d)(i) and (ii). Such assets belonging to the Acquired Fund to become assets belonging to the Acquiring Fund shall consist of all of Acquired Fund's property, including, but not limited to, all cash, securities, commodities and futures interests and dividends or interest receivable which are assets belonging to the Acquired Fund as of the Effective Time. All of said assets shall be set forth in detail in an unaudited statement of assets and liabilities of the Acquired Fund as of the Effective Time (the "Effective Time Statement"). The Effective Time Statement shall, with respect to the listing of the Acquired Fund's portfolio securities, detail the adjusted tax basis of such securities by lot, the respective holding periods of such securities and the current and accumulated earnings and profits of the Acquired Fund. The Effective Time Statement shall be prepared in accordance with generally accepted accounting principles (except for footnotes) consistently applied.

         (b) The Acquired Fund has provided the Acquiring Fund with a list of all of the Acquired Fund's assets as of the date of execution of this Agreement. The Acquired Fund reserves the right to sell any of these securities prior to the Effective Time and to acquire additional securities in the ordinary course of its business.

         1.3 Pursuant to Section 1.2(a), at the Effective Time the liabilities, expenses, costs, charges and reserves (including, but not limited to, expenses incurred in the ordinary course of the Acquired Fund's operations, such as accounts payable relating to custodian and transfer agency fees, investment management and administrative fees, legal and audit fees, and expenses of state securities registration of the Acquired Fund's shares) as reflected in the Effective Time Statement shall become liabilities, expenses, costs, charges and reserves of the Acquiring Fund.

         1.4 At the Effective Time and pursuant to the plan of reorganization adopted herein, the Acquiring Fund will issue and distribute (as provided in Article 2) to the Acquired Fund or, at the direction of the Acquired Fund's Board of Directors, to the Acquired Fund's shareholders of record, determined as of the Effective Time (the "Acquired Fund Shareholders"), the Acquiring Fund Shares issued in exchange for the Acquired Fund Shares pursuant to Section 1.1 and Article 2. Thereafter, no additional shares representing interests in the Acquired Fund shall be issued, and the Acquired Fund shall be deemed to be liquidated. Such distribution shall be accomplished by the issuance of such Acquiring Fund Shares to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund Shareholders representing the numbers and classes of Acquiring Fund Shares due each such shareholder. All issued and outstanding shares of the Acquired Fund will simultaneously be cancelled on the books of the Acquired Fund, although from and after the Effective Time share certificates representing interests in the Acquired Fund will represent those numbers and classes of

Acquiring Fund Shares as determined in accordance with Article 2. Unless requested by Acquired Fund Shareholders, the Acquiring Fund will not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

         1.5 Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund. Shares of the Acquiring Fund will be issued in the manner described in the Acquiring Fund's Prospectuses and Statement of Additional Information (in effect as of the Effective Time), except that no sales charges will be incurred by the Acquired Fund Shareholders in connection with the acquisition by the Acquired Fund Shareholders of Acquiring Fund Shares pursuant to this Agreement.

         1.6 The Acquiring Fund agrees that in determining contingent deferred sales charges applicable to Class B shares issued by it in the Reorganization and the date upon which such shares convert to Class A shares, it shall give credit for the period during which the holders thereof held the Class B shares of the Acquired Fund in exchange for which such Acquiring Fund shares were issued. In the event that Class A shares of the Acquiring Fund are distributed in the Reorganization to former holders of Class A shares of the Acquired Fund with respect to which the front-end sales charge was waived due to a purchase of $1 million or more, the Acquiring Fund agrees that in determining whether a deferred sales charge is payable upon the sale of such Class A shares of the Acquiring Fund it shall give credit for the period during which the holder thereof held such Acquired Fund shares.

         1.7 Any reporting responsibility of the Acquired Fund, including, but not limited to, the responsibility for filing of regulatory reports, tax returns, or other documents with the Securities and Exchange Commission (the "Commission"), any state securities commissions, and any federal, state or local tax authorities or any other relevant regulatory authority, is and shall remain the responsibility of the Acquired Fund.

2. EXCHANGE RATIOS; VALUATION; ISSUANCE OF ACQUIRING FUND SHARES

         2.1 The net asset value per share of the Acquired Fund's and the Acquiring Fund's Class A shares, Class B shares and Class C shares shall be computed as of the Effective Time using the valuation procedures set forth in FAIF's amended and restated articles of incorporation and bylaws and then-current Prospectuses and Statement of Additional Information and as may be required by the Investment Company Act of 1940, as amended (the "1940 Act").

         2.2(a) The total number of the Acquiring Fund's Class A shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's Class A shares shall be determined as of the Effective Time by multiplying the number of the Acquired Fund's Class A shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of the Acquired Fund's Class A shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Acquiring Fund's Class A shares immediately prior to the Effective Time, each as determined pursuant to Section 2.1.

         (b) The total number of the Acquiring Fund's Class B shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's Class B shares shall be determined as of the Effective Time by multiplying the number of the Acquired Fund's Class B shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of the Acquired Fund's Class B shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Acquiring Fund's Class B shares immediately prior to the Effective Time, each as determined pursuant to Section 2.1.

         (c) The total number of the Acquiring Fund's Class C shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's Class C shares shall be determined as of the Effective Time by multiplying the number of the Acquired Fund's Class C shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of the Acquired Fund's Class C shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Acquiring Fund's Class C shares immediately prior to the Effective Time, each as determined pursuant to Section 2.1.

         2.3 At the Effective Time, the Acquiring Fund shall issue and distribute to the Acquired Fund Shareholders of the respective classes pro rata within such classes (based upon the ratio that the number of Acquired Fund shares of the respective classes owned by each Acquired Fund Shareholder immediately prior to the Effective Time bears to the total number of issued and outstanding Acquired Fund shares of the respective classes immediately prior to the Effective Time) the full and fractional Acquiring Fund Shares of the respective classes to be issued by the Acquiring Fund pursuant to Section 2.2. Accordingly, each Class A Acquired Fund Shareholder shall receive, at the Effective Time, Class A Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class A Acquired Fund Shares owned by such Acquired Fund Shareholder immediately prior to the Effective Time; each Class B Acquired Fund Shareholder shall receive, at the Effective Time, Class B Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class B Acquired Fund Shares owned by such Acquired Fund Shareholder immediately prior to the Effective Time; and each Class C Acquired Fund Shareholder shall receive, at the Effective Time, Class C Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class C Acquired Fund Shares owned by such Acquired Fund Shareholder immediately prior to the Effective Time.

3. EFFECTIVE TIME OF CLOSING

         3.1 The closing of the transactions contemplated by this Agreement (the "Closing") shall occur as of the close of normal trading on the New York Stock Exchange (the "Exchange") (currently, 4:00 p.m. Eastern time) on the first day upon which the conditions to closing shall have been satisfied, or at such time on such later date as provided herein or as the parties otherwise may agree in writing (such time and date being referred to herein as the "Effective Time"). All acts taking place at the Closing shall be deemed to take place simultaneously as of the Effective Time unless otherwise agreed to by the parties. The Closing shall be held at the offices of Dorsey & Whitney LLP, 220 South Sixth Street, Minneapolis, Minnesota 55402, or at such other place as the parties may agree.

         3.2 The custodian for the Acquiring Fund (the "Custodian") shall deliver at the Closing a certificate of an authorized officer stating that it holds the Acquired Fund's portfolio securities, cash, and any other assets being allocated to the Acquiring Fund pursuant to this Agreement.

         3.3 In the event that the Effective Time occurs on a day on which (a) the Exchange or another primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted, or (b) trading or the reporting of trading on the Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Effective Time shall be postponed until the close of normal trading on the Exchange on the first business day when trading shall have been fully resumed and reporting shall have been restored.

         3.4 The Acquired Fund shall deliver at the Closing its certificate stating that the records maintained by its transfer agent (which shall be made available to the Acquiring Fund) contain the names and addresses of the Acquired Fund Shareholders and the number of outstanding Acquired Fund shares owned by each such shareholder as of the Effective Time. The Acquiring Fund shall certify at the Closing that the Acquiring Fund Shares required to be issued by it pursuant to this Agreement have been issued and delivered as required herein. At the Closing, each party shall deliver to the other such bills of sale, liability assumption agreements, checks, assignments, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.

4. REPRESENTATIONS, WARRANTIES AND COVENANTS

         4.1 The Acquired Fund represents, warrants and covenants to the Acquiring Fund as follows:

         (a) FAIF is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland;

         (b) FAIF is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act, and of each series of shares offered by FAIF under the Securities Act of 1933, as amended (the "1933 Act"), is in full force and effect;

         (c) Shares of the Acquired Fund are registered in all jurisdictions in which they are required to be registered under applicable state securities laws and any other applicable laws, and said registrations, including any periodic reports or supplemental filings, are complete and current, and all fees required to be paid have been paid, and the Acquired Fund is in good standing, is not subject to any stop orders, and is fully qualified to sell its shares in any state in which its shares have been registered;

         (d) The Acquired Fund is not in violation, and the execution, delivery and performance of this Agreement will not result in a violation, of FAIF's amended and restated articles of incorporation or bylaws or of any material agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which it is bound;

         (e) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to the Acquired Fund's knowledge, threatened against the Acquired Fund or any of its properties or assets. The Acquired Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

         (f) The statement of assets and liabilities of the Acquired Fund as at September 30, 1996 has been audited by KPMG Peat Marwick LLP, independent accountants, and is in accordance with generally accepted accounting principles consistently applied, and such statement (a copy of which has been furnished to the Acquiring Fund) presents fairly, in all material respects, the financial position of the Acquired Fund as at such date, and there are no known material contingent liabilities of the Acquired Fund as at such date not disclosed therein;

         (g) Since September 30, 1996, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, except as otherwise disclosed to the Acquiring Fund. For the purposes of this paragraph
(g), a decline in net asset value per share of the Acquired Fund, the discharge or incurrence of Acquired Fund liabilities in the ordinary course of business, or the redemption of Acquired Fund shares by Acquired Fund Shareholders shall not constitute such a material adverse change;

         (h) All material federal and other tax returns and reports of the Acquired Fund required by law to have been filed prior to the Effective Time shall have been filed and shall be correct, and all federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and, to the best of the Acquired Fund's knowledge, no such return is currently or shall be under audit and no assessment shall have been asserted with respect to such returns;

         (i) For each taxable year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company, and the Acquired Fund intends to meet the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company for its final, partial taxable year;

         (j) All issued and outstanding shares of the Acquired Fund are, and at the Effective Time will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the Effective Time, be held by the persons and in the amounts set forth in the records of the Acquired Fund, as provided in Section 3.4. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired Fund shares, and there is not outstanding any security convertible into any of the Acquired Fund shares;

         (k) At the Effective Time, the Acquired Fund will have good and marketable title to the Acquired Fund's assets to be allocated to the Acquiring Fund pursuant to Section 1.2, and from and after the Effective Time the Acquiring Fund will have good and marketable title thereto, subject to no restrictions on the transfer thereof, including such restrictions as might arise under the 1933 Act other than as disclosed to the Acquiring Fund in the Effective Time Statement;

         (l) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Effective Time by all necessary action on the part of FAIF's Board of Directors, and, subject to the approval of the Acquired Fund Shareholders, this Agreement will constitute a valid and binding obligation of the Acquired Fund, enforceable in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws relating to or affecting creditors' rights and to the application of equitable principles in any proceeding, whether at law or in equity;

         (m) The information to be furnished by the Acquired Fund for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects;

         (n) All information pertaining to the Acquired Fund and its agents and affiliates and included in the Registration Statement referred to in Section 5.5 (or supplied by the Acquired Fund, its agents or affiliates for inclusion in said Registration Statement), on the effective date of said Registration Statement and up to and including the Effective Time, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements are made, not materially misleading (other than as may timely be remedied by further appropriate disclosure);

         (o) Since September 30, 1996, there have been no material changes by the Acquired Fund in accounting methods, principles or practices, including those required by generally accepted accounting principles, except as disclosed in writing to the Acquiring Fund; and

         (p) The Effective Time Statement will be prepared in accordance with generally accepted accounting principles (except for footnotes) consistently applied and will present accurately the assets and liabilities of the Acquired Fund as of the Effective Time, and the values of the Acquired Fund's assets and liabilities to be set forth in the Effective Time Statement will be computed as of the Effective Time using the valuation procedures set forth in the Acquired Fund's amended and restated articles of incorporation and bylaws and then-current Prospectuses and Statement of Additional Information and as may be required by the 1940 Act.

         4.2 The Acquiring Fund represents, warrants and covenants to the Acquired Fund as follows:

         (a) FAIF is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland;

         (b) FAIF is a registered investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act, and of each series of shares offered by FAIF under the 1933 Act, is in full force and effect;

         (c) At or before the Effective Time, shares of the Acquiring Fund (including, but not limited to, the Acquiring Fund Shares) will be registered in all jurisdictions in which they will be required to be registered under applicable state securities laws and any other applicable laws (including, but not limited to, all jurisdictions necessary to effect the Reorganization), and said registrations, including any periodic reports or supplemental filings, will be complete and current, and all fees required to be paid will have been paid, and the Acquiring Fund will be in good standing, and will not be subject to any stop orders, and will be fully qualified to sell its shares in any state in which its shares will have been registered;

         (d) The Prospectuses and Statement of Additional Information of the Acquiring Fund, as of the date hereof and up to and including the Effective Time, conform and will conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading;

         (e) The Acquiring Fund is not in violation, and the execution, delivery and performance of this Agreement will not result in a violation, of FAIF's amended and restated articles of incorporation or bylaws or of any material agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund is a party or by which it is bound;

         (f) No material litigation or administrative proceeding or investigation of or before any court or governmental body is presently pending or, to the Acquiring Fund's knowledge, threatened against the Acquiring Fund or any of its properties or assets. The Acquiring Fund is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated;

         (g) The statement of assets and liabilities of the Acquiring Fund as at September 30, 1996 has been audited by KPMG Peat Marwick LLP, independent accountants, and is in accordance with generally accepted accounting principles consistently applied, and such statement (a copy of which has been furnished to the Acquired Fund) presents fairly, in all material respects, the financial position of the Acquiring Fund as at such date, and there are no known material contingent liabilities of the Acquiring Fund as at such date not disclosed therein;

         (h) Since September 30, 1996, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business, except as otherwise disclosed to the Acquired Fund. For the purposes of this paragraph
(h), a decline in net asset value per share of the Acquiring Fund, the discharge or incurrence of Acquiring Fund liabilities in the ordinary course of business, or the redemption of Acquiring Fund Shares by Acquiring Fund shareholders shall not constitute a material adverse change;

         (i) All material federal and other tax returns and reports of the Acquiring Fund required by law to have been filed prior to the Effective Time shall have been filed and shall be correct, and all federal and other taxes shown as due or required to be shown as due on said returns and reports shall have been paid or provision shall have been made for the payment thereof, and to the best of the

Acquiring Fund's knowledge no such return is currently or shall be under audit and no assessment shall have been asserted with respect to such returns;

         (j) For each taxable year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company, and the Acquiring Fund intends to meet the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company in the current and future years;

         (k) All issued and outstanding shares of the Acquiring Fund are, and at Effective Time will be, duly and validly issued and outstanding, fully paid and non-assessable;

         (l) The Acquiring Fund Shares to be issued and delivered to the Acquired Fund, for the account of the Acquired Fund Shareholders, pursuant to the terms of this Agreement, at the Effective Time will have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares and will be fully paid and non-assessable;

         (m) The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquiring Fund Shares, and there is not outstanding any security convertible into any of the Acquiring Fund Shares (other than Class B shares which automatically convert to Class A shares after a specified period);

         (n) At the Effective Time, the Acquiring Fund will have good and marketable title to the Acquiring Fund's assets;

         (o) Since September 30, 1996, there have been no material changes by the Acquiring Fund in accounting methods, principles or practices, including those required by generally accepted accounting principles, except as disclosed in writing to the Acquired Fund;

         (p) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Effective Time by all necessary action on the part of the Board of Directors of FAIF, as issuer of the Acquiring Fund Shares, and this Agreement will constitute a valid and binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other laws relating to or affecting creditors' rights and to the application of equitable principles in any proceeding, whether at law or in equity. Consummation of the transactions contemplated by this Agreement does not require the approval of the Acquiring Fund's shareholders;

         (q) The information to be furnished by the Acquiring Fund for use in registration statements, proxy materials and other documents which may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects;

         (r) Following the Reorganization, the Acquiring Fund shall determine its net asset value per share in accordance with the valuation procedures set forth in the Acquiring Fund's amended and restated articles of incorporation, bylaws and Prospectuses and Statement of Additional Information (as the same may be amended from time to time) and as may be required by the 1940 Act; and

         (s) The Registration Statement referred to in Section 5.5, on its effective date and up to and including the Effective Time, will (i) conform in all material respects to the applicable requirements of the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act and the rules and regulations of the Commission thereunder, and (ii) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not materially misleading (other than as may timely be remedied by further appropriate disclosure);

provided, however, that the representations and warranties in clause (ii) of this paragraph shall not apply to statements in (or omissions from) the Registration Statement concerning the Acquired Fund.

5. FURTHER COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

         5.1 Each of the Acquired Fund and the Acquiring Fund will operate its business in the ordinary course between the date hereof and the Effective Time, it being understood that such ordinary course of business will include the declaration and payment of customary dividends and distributions, and any other distributions that may be advisable (which may include distributions prior to the Effective Time of net income and/or net realized capital gains not previously distributed).

         5.2 The Acquired Fund will call a meeting of its shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

         5.3 The Acquired Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Acquired Fund shares.

         5.4 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund will each take, or cause to be taken, all actions, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.

         5.5 The Acquired Fund will provide the Acquiring Fund with information reasonably necessary with respect to the Acquired Fund and its agents and affiliates for the preparation of the Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the 1934 Act and the 1940 Act.

         5.6 The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act and such of the state blue sky or securities laws as may be necessary in order to conduct its operations after the Effective Time.

6. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND

         The obligations of the Acquired Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder at or before the Effective Time, and, in addition thereto, the following further conditions (any of which may be waived by the Acquired Fund, in its sole and absolute discretion):

         6.1 All representations and warranties of the Acquiring Fund contained in this Agreement shall be true and correct as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Effective Time with the same force and effect as if made at such time; and

         6.2 The Acquiring Fund shall have delivered to the Acquired Fund a certificate executed in its name by its President or a Vice President, in a form reasonably satisfactory to the Acquired Fund and dated as of the date of the Closing, to the effect that the representations and warranties of the Acquiring Fund made in this Agreement are true and correct at the Effective Time, except as they may be affected by the transactions contemplated by this Agreement and as to such other matters as the Acquired Fund shall reasonably request.

7. CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

         The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all of the obligations to be performed by it hereunder at or before the Effective Time and, in addition thereto, the following conditions (any of which may be waived by the Acquiring Fund, in its sole and absolute discretion):

         7.1 All representations and warranties of the Acquired Fund contained in this Agreement shall be true and correct as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Effective Time with the same force and effect as if made at such time;

         7.2 The Acquiring Fund shall have received, and certified as to its receipt of, the Effective Time Statement;

         7.3 The Acquired Fund shall have delivered to the Acquiring Fund a certificate executed in its name by its President or a Vice President, in form and substance satisfactory to the Acquiring Fund and dated as of the date of the Closing, to the effect that the representations and warranties of the Acquired Fund made in this Agreement are true and correct at and as of the Effective Time, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquiring Fund shall reasonably request;

         7.4 At or prior to the Effective Time, the Acquired Fund's investment adviser, or an affiliate thereof, shall have paid or agreed to pay the Acquired Fund an amount equal to the unamortized organizational expenses, if any, on the books of the Acquired Fund, and such unamortized organizational expenses shall not be reflected in the Effective Time Statement; and

         7.5 At or prior to the Effective Time, the Acquired Fund's investment adviser, or an affiliate thereof, shall have reimbursed or agreed to reimburse the Acquired Fund by the amount, if any, that the expenses incurred by the Acquired Fund (or accrued up to the Effective Time) exceed any applicable contractual or state-imposed expense limitations.

8. FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND AND THE ACQUIRED FUND

         The following shall constitute further conditions precedent to the consummation of the Reorganization:

         8.1 This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of its amended and restated articles of incorporation and bylaws and applicable law, and certified copies of the resolutions evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Acquired Fund may waive the conditions set forth in this
Section 8.1;

         8.2 FAIF shall have obtained such exemptive relief from the provisions of Section 17 of the 1940 Act as may, in the view of its counsel, be required in order to consummate the transactions contemplated hereby;

         8.3 The Acquiring Fund's investment adviser shall have paid or agreed to pay the costs incurred by FAIF in connection with the Reorganization, including the fees and expenses associated with the preparation and filing of the application for exemptive relief referred to in Section 8.2 above and the Registration Statement referred to in Section 5.5 above, and the expenses of printing and mailing the prospectus/proxy statement, soliciting proxies and holding the shareholders meeting required to approve the transactions contemplated by this Agreement;

         8.4 As of the Effective Time, no action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein;

         8.5 All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions;

         8.6 The Registration Statement shall have become effective under the 1933 Act, and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act;

         8.7 The parties shall have received the opinion of Dorsey & Whitney LLP addressed to the Acquired Fund and the Acquiring Fund, dated as of the date of the Closing, and based in part on certain representations to be furnished by the Acquired Fund, the Acquiring Fund, and their investment adviser and other service providers, substantially to the effect that:

         (i) the Reorganization will constitute a reorganization within the meaning of Section 368(a)(1)(C) of the Code, and the Acquiring Fund and the Acquired Fund each will qualify as a party to the Reorganization under Section 368(b) of the Code;

         (ii) the Acquired Fund Shareholders will recognize no income, gain or loss upon receipt, pursuant to the Reorganization, of the Acquiring Fund Shares. Acquired Fund Shareholders subject to taxation will recognize income upon receipt of any net investment income or net capital gains of the Acquired Fund which are distributed by the Acquired Fund prior to the Effective Time;

         (iii) the tax basis of the Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization will be equal to the tax basis of the Acquired Fund Shares exchanged therefor;

         (iv) the holding period of the Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization will include the period during which the Acquired Fund Shareholder held the Acquired Fund Shares exchanged therefor, provided that the Acquired Fund shares were held as a capital asset at the Effective Time;

         (v) the Acquired Fund will recognize no income, gain or loss by reason of the Reorganization;

         (vi) the Acquiring Fund will recognize no income, gain or loss by reason of the Reorganization;

         (vii) the tax basis of the assets received by the Acquiring Fund pursuant to the Reorganization will be the same as the basis of those assets in the hands of the Acquired Fund as of the Effective Time;

         (viii) the holding period of the assets received by the Acquiring Fund pursuant to the Reorganization will include the period during which such assets were held by the Acquired Fund; and

         (ix) the Acquiring Fund will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of the Acquired Fund as of the Effective Time; and

         8.8 The Amendment shall have been filed in accordance with the applicable provisions of Maryland law.

9. ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

         9.1 The Acquiring Fund and the Acquired Fund agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

         9.2 The representations and warranties contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

10. TERMINATION

         This Agreement and the transactions contemplated hereby may be terminated and abandoned by either party by resolution of FAIF's Board of Directors at any time prior to the Effective Time, if circumstances should develop that, in the good faith opinion of such Board, make proceeding with the Agreement not in the best interest of the shareholders of the Acquired Fund or the Acquiring Fund.

11. AMENDMENTS

         This agreement may be amended, modified or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Acquired Fund and the Acquiring Fund; provided, however, that following the meeting of the Acquired Fund Shareholders called by the Acquired Fund pursuant to Section 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Shares to be issued to the Acquired Fund Shareholders under this Agreement to the detriment of such shareholders without their further approval.

12. NOTICES

         Any notice, report, statement or demand required or permitted by any provisions of this Agreement shall be in writing and shall be deemed duly given if delivered or mailed by registered mail, postage prepaid, addressed to the Acquiring Fund or the Acquired Fund, Oaks, Pennsylvania 19456, Attention:
President (with a copy to Dorsey & Whitney LLP, 220 South Sixth Street, Minneapolis, Minnesota 55402, Attention: James D. Alt).

13. HEADINGS; COUNTERPARTS; ASSIGNMENT; MISCELLANEOUS

         13.1 The Article and Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         13.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same agreement.

         13.3 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the prior written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

         13.4 The validity, interpretation and effect of this Agreement shall be governed exclusively by the laws of the State of Minnesota, without giving effect to the principles of conflict of laws thereof.

         IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed by its President or a Vice President.

                                       FIRST AMERICAN INVESTMENT FUNDS, INC.
                                       on behalf of its
                                       ASSET ALLOCATION FUND

                                       By
                                           ----------------------------------
                                           Kathryn L. Stanton, Vice President

                                       FIRST AMERICAN INVESTMENT FUNDS, INC.
                                       on behalf of its
                                       BALANCED FUND

                                       By
                                           ----------------------------------
                                           Kathryn L. Stanton, Vice President

                EXHIBIT 1 TO AGREEMENT AND PLAN OF REORGANIZATION

                              ARTICLES OF AMENDMENT
                                       TO
                 AMENDED AND RESTATED ARTICLES OF INCORPORATION
                                       OF
                      FIRST AMERICAN INVESTMENT FUNDS, INC.

         The undersigned officer of First American Investment Funds, Inc. (the "Corporation"), a Maryland corporation, hereby certifies that the following amendments to the Corporation's Amended and Restated Articles of Incorporation have been advised by the Corporation's Board of Directors and approved by the Corporation's stockholders in the manner required by the Maryland General Corporation Law:

         WHEREAS, the Corporation is registered as an open end management investment company (i.e., a mutual fund) under the Investment Company Act of 1940 and offers its shares to the public in several classes, each of which represents a separate and distinct portfolio of assets; and

         WHEREAS, it is desirable and in the best interests of the holders of the Class F shares of the Corporation (also known as "Asset Allocation Fund") that the assets belonging to such class be sold to a separate portfolio of the Corporation which is known as "Balanced Fund" and which is represented by the Corporation's Class G shares, in exchange for shares of Balanced Fund which are to be delivered to former Asset Allocation Fund holders; and

         WHEREAS, Asset Allocation Fund and Balanced Fund have entered into an Agreement and Plan of Reorganization providing for the foregoing transactions; and

         WHEREAS, the Agreement and Plan of Reorganization requires that, in order to bind all holders of shares of Asset Allocation Fund to the foregoing transactions, and in particular to bind such holders to the exchange of their Asset Allocation Fund shares for Balanced Fund shares, it is necessary to adopt an amendment to the Corporation's Amended and Restated Articles of Incorporation.

         NOW, THEREFORE, BE IT RESOLVED, that the Corporation's Amended and Restated Articles of Incorporation be, and the same hereby are, amended to add the following Article IV(B) immediately following Article IV thereof:

                  ARTICLE IV(B). (a) For purposes of this Article IV(B), the following terms shall have the following meanings:

                  "Corporation" means this corporation.

                  "Acquired Fund" means the Corporation's Asset Allocation Fund, which is represented by the Corporation's Class F shares.

                  "Class A Acquired Fund Shares" means the Corporation's Class F Common Shares.

                  "Class B Acquired Fund Shares" means the Corporation's Class F, Series 3 Common Shares.

                  "Class C Acquired Fund Shares" means the Corporation's Class F, Series 2 Common Shares.

                  "Acquiring Fund" means the Corporation's Balanced Fund, which is represented by the Corporation's Class G shares.

                  "Class A Acquiring Fund Shares" means the Corporation's Class G Common Shares.

                  "Class B Acquiring Fund Shares" means the Corporation's Class G, Series 3 Common Shares.

                  "Class C Acquiring Fund Shares" means the Corporation's Class G, Series 2 Common Shares.

                  "Effective Time" means 4:00 p.m. Eastern time on the date upon which these Articles of Amendment are filed with the Maryland State Department of Assessments and Taxation.

         (b) At the Effective Time, the assets belonging to the Acquired Fund, the liabilities belonging to the Acquired Fund, and the General Assets and General Liabilities allocated to the Acquired Fund, shall become, without further action, assets belonging to the Acquiring Fund, liabilities belonging to the Acquiring Fund, and General Assets and General Liabilities allocated to the Acquiring Fund. For purposes of the foregoing, the terms "assets belonging to," "liabilities belonging to," "General Assets" and "General Liabilities" have the meanings assigned to them in Article IV, Section 1(d)(i) and (ii) of the Corporation's Amended and Restated Articles of Incorporation.

         (c) At the Effective Time, each issued and outstanding Acquired Fund share shall be, without further action, exchanged for those numbers and classes of Acquiring Fund shares calculated in accordance with paragraph (d) below.

         (d) The numbers of Class A, Class B and Class C Acquiring Fund Shares to be issued in exchange for the Class A, Class B and Class C Acquired Fund Shares shall be determined as follows:

                  (i) The net asset value per share of the Acquired Fund's and the Acquiring Fund's Class A Shares, Class B Shares and Class C Shares shall be computed as of the Effective Time using the valuation procedures set forth in the Corporation's articles of incorporation and bylaws and then-current Prospectuses and Statement of Additional Information and as may be required by the Investment Company Act of 1940, as amended (the "1940 Act").

                  (ii) The total number of Class A Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Class A Acquired Fund Shares shall be determined as of the Effective Time by multiplying the number of Class A Acquired Fund Shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of Class A Acquired Fund Shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Class A Acquiring Fund Shares immediately prior to the Effective Time, each as determined pursuant to (i) above.

                  (iii) The total number of Class B Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Class B Acquired Fund Shares shall be determined as of the Effective Time by multiplying the number of Class B Acquired Fund Shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of Class B Acquired Fund Shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Class B Acquiring Fund Shares immediately prior to the Effective Time, each as determined pursuant to (i) above.

                  (iv) The total number of Class C Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Class C Acquired Fund Shares shall be determined as of the Effective Time by multiplying the number of Class C Acquired Fund Shares outstanding immediately prior to the Effective Time times a fraction, the numerator of which is the net asset value per share of Class C Acquired Fund Shares immediately prior to the Effective Time, and the denominator of which is the net asset value per share of the Class C Acquiring Fund Shares immediately prior to the Effective Time, each as determined pursuant to (i) above.

                  (v) At the Effective Time, the Acquired Fund shall issue and distribute to the Acquired Fund shareholders of the respective classes pro rata within such classes (based upon the ratio that the number of Acquired Fund shares of the respective classes owned by each Acquired Fund shareholder immediately prior to the Effective Time bears to the total number of issued and outstanding Acquired Fund shares of the respective classes immediately prior to the Effective Time) the full and fractional Acquiring Fund shares of the respective classes issued by the Acquiring Fund pursuant to (ii) through (iv) above. Accordingly, each Class A Acquired Fund shareholder shall receive, at the Effective Time, Class A Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class A Acquired Fund Shares owned by such Acquired Fund shareholder immediately prior to the Effective Time; each Class B Acquired Fund shareholder shall receive, at the Effective Time, Class B Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class B Acquired Fund Shares owned by such Acquired Fund shareholder immediately prior to the Effective Time; and each Class C Acquired Fund shareholder shall receive, at the Effective Time, Class C Acquiring Fund Shares with an aggregate net asset value equal to the aggregate net asset value of the Class C Acquired Fund Shares owned by such Acquired Fund shareholder immediately prior to the Effective Time.

         (e) The distribution of Acquiring Fund shares to Acquired Fund shareholders provided for in paragraphs (c) and (d) above shall be accomplished by the issuance of such Acquiring Fund shares to open accounts on the share records of the Acquiring Fund in the names of the Acquired Fund shareholders representing the numbers and classes of Acquiring Fund shares due each such shareholder pursuant to the foregoing provisions. All issued and outstanding shares of the Acquired Fund shall simultaneously be cancelled on the books of the Acquired Fund and retired. From and after the Effective Time, share certificates formerly representing Acquired Fund shares shall represent the numbers and classes of Acquiring Fund shares determined in accordance with the foregoing provisions.

         (f) From and after the Effective Time, the Acquired Fund shares cancelled and retired pursuant to paragraph (e) above shall have the status of authorized and unissued Class F common shares of the Corporation, without designation as to series.

         The undersigned officer of the Corporation hereby acknowledges, in the name and on behalf of the Corporation, the foregoing Articles of Amendment to be the corporate act of the Corporation and further certifies that, to the best of his or her knowledge, information and belief, the matters and facts set forth therein with respect to the approval thereof are true in all material respects, under the penalties of perjury.

         IN WITNESS WHEREOF, the Corporation has caused these Article of Amendment to be signed in its name and on its behalf by its President or a Vice
President and witnessed by its Secretary or an Assistant Secretary on    , 1997.

                                         FIRST AMERICAN INVESTMENT FUNDS, INC

                                         By
                                             ----------------------------------

                                         Its
                                             ----------------------------------


WITNESS:


----------------------------------
           Secretary

                           PROSPECTUS/PROXY STATEMENT
                               SEPTEMBER 16, 1997


                        PROPOSED ACQUISITION OF ASSETS OF

                              ASSET ALLOCATION FUND
                         A SEPARATELY MANAGED SERIES OF
                      FIRST AMERICAN INVESTMENT FUNDS, INC.

                        BY AND IN EXCHANGE FOR SHARES OF

                                  BALANCED FUND
                         A SEPARATELY MANAGED SERIES OF
                      FIRST AMERICAN INVESTMENT FUNDS, INC.



                              TABLE OF CONTENTS

                                                                PAGE

INCORPORATION BY REFERENCE....................................    4
SUMMARY.......................................................    5
RISK FACTORS..................................................   14
INFORMATION ABOUT THE REORGANIZATION..........................   16
INFORMATION ABOUT THE ACQUIRED FUND AND THE
              ACQUIRING FUND..................................   20
VOTING INFORMATION............................................   23
FINANCIAL STATEMENTS AND EXPERTS..............................   25
LEGAL MATTERS.................................................   26
EXHIBIT A -- AGREEMENT AND PLAN OF
              REORGANIZATION



THE FOLLOWING DOCUMENTS ACCOMPANY THIS PROSPECTUS/PROXY STATEMENT:

EQUITY FUNDS RETAIL CLASS PROSPECTUS DATED JANUARY 31, 1997, OF FIRST AMERICAN INVESTMENT FUNDS, INC.

EQUITY FUNDS INSTITUTIONAL CLASS PROSPECTUS DATED JANUARY 31, 1997.

SEMI-ANNUAL REPORT FOR THE QUARTER ENDED MARCH 31, 1997, OF FIRST AMERICAN INVESTMENT FUNDS, INC.

ANNUAL REPORT FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1996, OF FIRST AMERICAN INVESTMENT FUNDS, INC.

PART B


                       STATEMENT OF ADDITIONAL INFORMATION
                            DATED SEPTEMBER 16, 1997


                        PROPOSED ACQUISITION OF ASSETS OF

                              ASSET ALLOCATION FUND
                         A SEPARATELY MANAGED SERIES OF
                      FIRST AMERICAN INVESTMENT FUNDS, INC.
                            OAKS, PENNSYLVANIA 19456
                                 (800) 637-2548

                        BY AND IN EXCHANGE FOR SHARES OF

                                  BALANCED FUND
                         A SEPARATELY MANAGED SERIES OF
                      FIRST AMERICAN INVESTMENT FUNDS, INC.
                            OAKS, PENNSYLVANIA 19456
                                 (800) 637-2548

         This Statement of Additional Information relates to the proposed Agreement and Plan of Reorganization providing for (a) the acquisition of all of the assets and the assumption of all liabilities of Asset Allocation Fund (the "Acquired Fund"), a separately managed series of First American Investment Funds, Inc. ("FAIF") by Balanced Fund (the "Acquiring Fund"), a separately managed series of FAIF, in exchange for shares of common stock of the Acquiring Fund having an aggregate net asset value equal to the aggregate value of the assets acquired (less the liabilities assumed) of the Acquired Fund and (b) the liquidation of the Acquired Fund and the pro rata distribution of the Acquiring Fund shares to Acquired Fund shareholders. This Statement of Additional Information consists of this cover page and the following documents, each of which is incorporated by reference herein:

         1. Statement of Additional Information of FAIF dated January 31, 1997, containing additional information concerning the Retail Classes and the Institutional Class of both the Acquired Fund and the Acquiring Fund.

         2. Annual report of FAIF for the fiscal year ended September 30, 1996, relating to the Retail Classes and the Institutional Class of both the Acquiring Fund and the Acquired Fund.

         3. Semi-Annual report of FAIF for the six months ended March 31, 1997, relating to the Retail Classes and the Institutional Class of both the Acquired Fund and the Acquiring Fund.


         This Statement of Additional Information is not a prospectus. A Prospectus/Proxy Statement dated September 16, 1997 relating to the above-referenced transaction may be obtained without charge by writing or calling the Acquired Fund or the Acquiring Fund at the addresses or telephone numbers noted above. This Statement of Additional Information relates to, and should be read in conjunction with, such Prospectus/Proxy Statement.


Note: In the SEC filing package, Items No. 2 and No. 3 referred to above are included in Part A as materials to be delivered with the Prospectus/Proxy Statement. A copy of Item No. 2 and No. 3 also will be delivered to any person requesting the Statement of Additional Information.

                      FIRST AMERICAN INVESTMENT FUNDS, INC.

                                  BALANCED FUND

                 INTRODUCTION TO PRO FORMA COMBINING STATEMENTS

                                 MARCH 31, 1997


The accompanying unaudited pro forma combining Statement of Assets and Liabilities, Statement of Operations and Schedule of Investments, reflect the accounts of First American Asset Allocation Fund (Asset Allocation) and the First American Balanced Fund (Balanced).

These statements have been derived from the underlying accounting records for Asset Allocation Fund and the Balanced Fund used in calculating net asset values for the twelve-month period ended March 31, 1997. The pro forma combining Statement of Operations have been prepared based upon the fee and expense structure of the Balanced Fund.


Under the proposed merger agreement and plan of reorganization, all outstanding shares of each class of the Asset Allocation Fund will be issued in exchange for shares of the respective classes of the Balanced Fund.

                      First American Investment Funds, Inc.
                                  Balanced Fund
             Pro Forma Combining Statement of Assets and Liabilities
                                    03/31/97
                                   (Unaudited)

                                                                                   Pro Forma
                                                              Asset                Adjustments      Pro Forma
                                                            Allocation  Balanced    (Note 2)        Combined
                                                              (000)       (000)      (000)            (000)
                                                            ---------   ---------   ---------       ---------
Assets:


                     Total Investments (Cost $106,192,
                          $366,983 and $473,175,
                          respectively)                     $ 116,351   $ 407,221   $       0       $ 523,572
                     Receivables:
                          Accrued Income                          863       2,230           0           3,093
                          Investment Securities Sold                0       1,339           0           1,339
                          Capital Shares Sold                      58         950           0           1,008
                     Other Assets                                   5          12           0              17
                                                            ---------   ---------   ---------       ---------
                                   Total Assets               117,277     411,752           0         529,029
                                                            ---------   ---------   ---------       ---------
Liabilities:
                     Payables
                          Investment Securities Purchased           0       1,347           0           1,347
                          Capital Shares Redeemed                  65       3,455           0           3,520
                          Accrued Expenses                         92         340           0             432
                                                            ---------   ---------   ---------       ---------
                                   Total Liabilities              157       5,142           0           5,299
                                                            ---------   ---------   ---------       ---------

Net Assets applicable to:
         Balanced Institutional Class
          ($.0001 par value - 2 billion authorized)
          based on 26,561,092 and 34,910,804
          outstanding shares, respectively                          0     302,576      90,963 (a)     393,539
         Balanced Class A
          ($.0001 par value - 2 billion authorized)
          based on 1,878,029 and 2,042,627
          outstanding shares, respectively                          0      21,109       2,073 (a)      23,182
         Balanced Class B
          ($.0001 par value - 2 billion authorized)
          based on 2,066,266 and 2,339,300
          outstanding shares, respectively                          0      26,508       3,606 (a)      30,114
         Asset Allocation Institutional Class
          ($.0001 par value - 2 billion authorized)
          based on 9,371,396 outstanding shares                90,963           0     (90,963)(a)           0
         Asset Allocation Class A
          ($.0001 par value - 2 billion authorized)
          based on 184,549 outstanding shares                   2,073           0      (2,073)(a)           0
         Assset Allocation Class B
          ($.0001 par value - 2 billion authorized)
          based on 306,500 outstanding shares                   3,606           0      (3,606)(a)           0
         Undistributed net investment income                      122         184           0             306
         Accumulated net realized gain
          on investments                                       10,197      15,995           0          26,192
         Net unrealized appreciation
          of investments                                       10,159      40,238           0          50,397
                                                            ---------   ---------   ---------       ---------


                                                            $ 117,120   $ 406,610   $       0       $ 523,730
                                                            =========   =========   =========       =========

Total Net Assets

Net Asset Value,
         offering price and redemption price per share -
         Institutional Class                                $   11.88   $   13.33                   $   13.33
                                                            =========   =========                   =========
Net Asset Value
         and redemption price per share - Class A           $   11.88   $   13.32                   $   13.32
                                                            =========   =========                   =========
Net Asset Value
         and offering price per share - Class B             $   11.83   $   13.28                   $   13.28
                                                            =========   =========                   =========


                 See accompanying notes to financial statements

                      First American Investment Funds, Inc.
                                  Balanced Fund

                   Pro Forma Combining Statement of Operations
                        For the Year Ended March 31, 1997

                                   (Unaudited)

                                                                                                Pro Forma Adjustments
                                                                            Asset                       (Note 2)          Pro Forma
                                                                          Allocation   Balanced     Debit       Credit     Combined
                                                                            (000)       (000)       (000)       (000)        (000)
                                                                           --------    --------    --------    --------    --------
Investment Income:

     Interest                                                              $  1,395    $  8,025    $      0    $      0    $  9,420
     Dividends                                                                  648       3,332           0           0       3,980
                                                                           --------    --------    --------    --------    --------

     Total investment income                                                  2,043      11,357           0           0      13,400
                                                                           --------    --------    --------    --------    --------

Expenses:

     Investment advisory fees                                                   369       1,936           0           0       2,305
     Waiver of investment advisory fees                                        (128)       (255)         19(b)        0        (364)
     Administrative fees                                                         63         329           0           0         392
     Transfer agent fees                                                         28          59           0          10(c)       77
     Amortization of organizational costs                                         5           5           0           0          10
     Custodian fees                                                              61          18           0           0          79
     Directors' fees                                                              2           9           0           0          11
     Registration fees                                                            7          54           0           5(c)       56
     Professional fees                                                            5          26           0           1(c)       30
     Printing                                                                     3          18           0           1(c)       20
     Distribution fees - Retail Class A                                           3          44           0           0          47
     Distribution fees - Retail Class B                                          15          83           0           0          98
     Other                                                                        3          13           0           2(c)       14
                                                                           --------    --------    --------    --------    --------


     Net expenses                                                               436       2,339          19          19       2,775
                                                                           --------    --------    --------    --------    --------

     Net investment income                                                    1,607       9,018         (19)        (19)     10,625
                                                                           --------    --------    --------    --------    --------

Net Realized and Unrealized Gains (Losses) on Investments and Foreign Currency Transactions

     Net realized gain on Investments                                         4,611      13,465           0           0      18,076
     Net change in unrealized appreciation (depreciation) of investments       (125)     18,484           0           0      18,359
                                                                           --------    --------    --------    --------    --------

     Net Gain on Investments                                                  4,486      31,949           0           0      36,435
                                                                           ========    ========    ========    ========    ========
     Net Increase in Net Assets Resulting from Operations                  $  6,093    $ 40,967    ($    19)   ($    19)   $ 47,060
                                                                           ========    ========    ========    ========    ========




                 See accompanying notes to financial statements.

                      FIRST AMERICAN INVESTMENT FUNDS, INC.

                                  BALANCED FUND

                          NOTES TO PRO FORMA STATEMENTS

                                   (UNAUDITED)

1.     BASIS OF COMBINATION


The unaudited pro forma combining Statement of Assets and Liabilities, Statement of Operations and Schedule of Investments, give effect to the proposed merger of the First American Asset Allocation Fund (Asset Allocation) with the First American Balanced Fund (Balanced). The proposed merger will be accounted for by the method of accounting for tax free mergers of investment companies (sometimes referred to as the pooling without restatement method). The acquisition will be accomplished by an exchange of all outstanding shares of each class for Asset Allocation Fund in exchange for shares of the respective classes of the Balanced Fund.


The pro forma combining statements should be read in conjunction with the historical financial statements of the constituent funds and the notes thereto incorporated by reference in the Statement of Additional Information.

Asset Allocation Fund and Balanced Fund are portfolios offered by First American Investment Funds, Inc. (FAIF) a diversified, open-end, management investment company registered under the Investment Company Act of 1940, as amended. FAIF presently includes a series of twenty funds.

2. PRO FORMA ADJUSTMENTS

         (a) The pro forma combining statements of assets and liabilities assumes the issuance of additional shares of the Fund as if the reorganization were to have taken place on March 31, 1997 and is based on the net asset value of the acquiring fund. Transactions in shares of capital stock are as follows:
                  184,529, 306,500 and 9,371,396 Class A, Class B and
                  Institutional Class shares, respectively, of Asset Allocation Fund exchanged for 164,598, 273,034 and 8,349,712 Class A, Class B and Institutional Class shares, respectively, of Balanced Fund.

         (b) The pro forma adjustments to the waiver of investment advisory fees reflect the fact that First Bank National Association
                  (FBNA) has agreed to waive fees and reimburse expenses through September 30, 1998, to the extent necessary to maintain overall total Fund operating expense ratios at the pro forma expense levels of 1.05%, 1.80% and 0.80% for Class A, Class B and Institutional Class shares, respectively.

         (c) The pro forma adjustments to transfer agent fees, registration fees, professional fees, printing expenses and other expenses reflect the expected savings due to the combination of the Funds.

                      First American Investment Funds, Inc.
                                  Balanced Fund
                   Pro Forma Combining Schedule of Investments
                                    03/31/97
                                   (Unaudited)

                          Par/Shares                                                                      Value
                          ----------                                                                      -----
                            Asset              Pro Forma                                                   Asset     Pro Forma
       Balanced           Allocation           Combined                                     Balanced    Allocation    Combined
         (000)              (000)                (000)              Security      Maturity   (000)         (000)        (000)
         -----              -----                -----              --------      --------   -----         -----        -----
COMMON STOCKS - 48.1%   (Percentages represent pro forma value of investments compared to pro forma net assets)

            AEROSPACE & DEFENSE  - 0.7%

          0                1,404               1,404 LOCKHEED MARTIN                         $     0      $   118      $   118
     71,800                1,700              73,500 RAYTHEON CO                               3,240           77        3,317
                                                                                        ---------------------------------------
                                                     TOTAL AEROSPACE &
                                                     DEFENSE                                   3,240          195        3,435
                                                                                        ---------------------------------------

            AGRICULTURE - 0.0%

          0                  600                 600 PIONEER HI-BRED INTL INC                      0           38           38
                                                                                        ---------------------------------------

            AIR TRANSPORTATION - 0.1%


          0                  700                 700 AMR CORP.                                     0           58           58
          0                  500                 500 DELTA AIRLINES INC                            0           42           42
          0                  800                 800 FEDERAL EXPRESS CORP                          0           42           42
          0                1,100               1,100 SOUTHWEST AIRLINES CO                         0           24           24
          0                  500                 500 US AIRWAYS GROUP                              0           12           12
                                                                                        ---------------------------------------
                                                     TOTAL AIR TRANSPORTATION                      0          178          178
                                                                                        ---------------------------------------


            AIRCRAFT - 0.1%

          0                2,100               2,100 ALLIED SIGNAL INC                             0          150          150
          0                2,596               2,596 BOEING CO                                     0          256          256
          0                  500                 500 GENERAL DYNAMICS CORP                         0           34           34
          0                1,500               1,500 MCDONNELL DOUGLAS CORP                        0           91           91
          0                  400                 400 NORTHROP CORP                                 0           30           30
          0                  600                 600 TEXTRON INC                                   0           63           63
          0                1,800               1,800 UNITED TECHNOLOGIES                           0          135          135
                                                                                        ---------------------------------------
                                                     TOTAL AIRCRAFT                                0          759          759
                                                                                        ---------------------------------------

            APPAREL/ TEXTILES - 0.0%

          0                  600                 600 FRUIT OF THE LOOM CL A                        0           25           25
          0                  500                 500 LIZ CLAIBORNE INC                             0           22           22
          0                  300                 300 RUSSELL CORP                                  0           11           11
          0                  100                 100 SPRINGS INDS INC                              0            4            4
          0                  500                 500 V F CORP                                      0           33           33
                                                                                        ---------------------------------------
                                                     TOTAL APPAREL/ TEXTILES                       0           95           95
                                                                                        ---------------------------------------

            AUTOMOTIVE - 1.1%

          0                5,300               5,300 CHRYSLER CORP                                 0          159          159
          0                  700                 700 DANA CORP.                                    0           23           23
          0                  600                 600 EATON CORP                                    0           43           43
          0                  500                 500 ECHLIN INC                                    0           17           17
          0                  300                 300 FLEETWOOD ENTERPRISES                         0            7            7
          0                8,600               8,600 FORD MOTOR COMPANY                            0          270          270
     89,800                5,500              95,300 GENERAL MOTORS CORP                       4,973          305        5,278
          0                  500                 500 NAVISTAR INTL CORP                            0            5            5
          0                  300                 300 PACCAR INC                                    0           20           20
          0                  900                 900 TRW INC                                       0           47           47
                                                                                        ---------------------------------------
                                                     TOTAL AUTOMOTIVE                          4,973          896        5,869


                                                                                        ---------------------------------------
                 See accompanying notes to financial statements.



            BANKS - 3.5%


          0                  800                 800 AHMANSON H F & CO                       $     0      $    29      $    29
          0                3,077               3,077 BANC ONE                                      0          122          122
          0                2,900               2,900 BANK NEW YORK INC                             0          107          107
     69,800                1,100              70,900 BANK OF BOSTON CORP                       4,677           74        4,751
          0                2,600               2,600 BANKAMERICA CORP                              0          262          262
          0                  600                 600 BANKERS TRUST N.Y. CORP.                      0           49           49
          0                1,400               1,400 BARNETT BANKS INC                             0           65           65
     54,600                3,208              57,808 CHASE MANHATTAN NEW                       5,112          300        5,412
     44,400                3,400              47,800 CITICORP                                  4,806          368        5,174
          0                  800                 800 COMERICA INC                                  0           45           45
          0                1,600               1,600 CORESTATES FIN. CORP.                         0           76           76
          0                  800                 800 FIFTH THIRD BANK                              0           62           62
          0                1,000               1,000 FIRST BANK SYSTEM INC                         0           73           73
          0                2,353               2,353 FIRST CHICAGO NBD                             0          127          127
          0                2,120               2,120 FIRST UNION CORP                              0          172          172
          0                1,894               1,894 FLEET FINANCIAL GROUP                         0          108          108
          0                  400                 400 GOLDEN WEST FINANCIAL                         0           25           25
          0                1,000               1,000 GREAT WESTERN FINANCIAL                       0           40           40
          0                1,600               1,600 KEYCORP                                       0           78           78
          0                2,400               2,400 MBNA CORP                                     0           67           67
          0                  900                 900 MELLON BANK                                   0           65           65
          0                1,400               1,400 MORGAN J P & CO                               0          138          138
          0                1,600               1,600 NATIONAL CITY CORP.                           0           75           75
          0                5,656               5,656 NATIONSBANK CORP                              0          313          313
          0                2,700               2,700 NORWEST CORP.                                 0          125          125
          0                2,500               2,500 PNC BANK CORP                                 0          100          100
          0                  400                 400 REPUBLIC NEW YORK CORP                        0           35           35
          0                1,600               1,600 SUNTRUST BANKS                                0           74           74
          0                1,100               1,100 US BANCORP OREGON                             0           59           59
          0                1,200               1,200 WACHOVIA CORP NEW                             0           65           65
          0                  699                 699 WELLS FARGO & CO                              0          199          199
                                                                                        ---------------------------------------
                                                     TOTAL BANKS                              14,595        3,497       18,092
                                                                                        ---------------------------------------


             BEAUTY PRODUCTS - 0.2%

          0                  400                 400 ALBERTO CULVER CLASS B                        0           10           10
          0                1,000               1,000 AVON PRODS INC.                               0           52           52
          0                1,100               1,100 COLGATE PALMOLIVE CO.                         0          110          110
          0                  500                 500 ECOLAB INC                                    0           19           19
          0                  800                 800 INTERNATIONAL FLAVORS                         0           35           35
          0                5,000               5,000 PROCTER & GAMBLE CO                           0          575          575
                                                                                        ---------------------------------------
                                                     TOTAL BEAUTY PRODUCTS                         0          801          801
                                                                                        ---------------------------------------

            BROADCASTING, NEWSPAPERS & ADVERTISING - 0.1%

          0                2,400               2,400 COMCAST SPECIAL A                             0           40           40
          0                  600                 600 INTERPUBLIC GROUP                             0           32           32
          0                2,593               2,593 VIACOM INC CLASS B                            0           86           86
          0                4,800               4,800 TELE-COMMUNICATIONS INC                       0           58           58
                                                                                        ---------------------------------------
                                                     TOTAL BROADCASTING,
                                                     NEWSPAPERS & ADVERTISING                      0          216          216
                                                                                        ---------------------------------------

            BUILDING & CONSTRUCTION - 0.0%

          0                  200                 200 CENTEX CORP.                                  0            7            7
          0                  600                 600 FLUOR CORP                                    0           31           31
          0                  300                 300 FOSTER WHEELER CORP                           0           11           11


                 See accompanying notes to financial statements.




            BUILDING & CONSTRUCTION (CONTINUED)
          0                  900                 900 HALLIBURTON CO                         $      0     $     61      $    61
          0                  300                 300 KAUFMAN & BROAD HOME CORP                     0            4            4
          0                  200                 200 PULTE CORP                                    0            6            6
          0                  400                 400 OWENS CORNING                                 0           16           16
                                                                                        ---------------------------------------
                                                     TOTAL BUILDING & CONSTRUCTION                 0          136          136
                                                                                        ---------------------------------------


            CHEMICALS - 2.1%

          0                  800                 800 AIR PROD & CHEM INC.                          0           54           54
          0                1,800               1,800 DOW CHEMICAL CO                               0          144          144
          0                4,100               4,100 DUPONT E I DE NEMOURS                         0          435          435
          0                  600                 600 EASTMAN CHEMICAL CO                           0           32           32
          0                  300                 300 FMC CORP                                      0           18           18
     81,000                  600              81,600 GRACE W.R. & CO                           3,837           28        3,865
          0                  500                 500 GREAT LAKES CHEMICAL                          0           23           23
     19,800                  700              20,500 HERCULES INC.                               837           30          867
          0                4,300               4,300 MONSANTO COMPANY                              0          164          164
          0                1,000               1,000 MORTON INTERNATIONAL                          0           42           42
          0                  500                 500 NALCO CHEMICAL COMPANY                        0           19           19
          0               91,700               1,300 PPG INDUSTRIES                            4,952           70        5,022
          0                1,100               1,100 PRAXAIR INC                                   0           49           49
          0                  500                 500 ROHM & HAAS CO.                               0           37           37
          0                  900                 900 UNION CARBIDE CORP                            0           40           40
                                                                                        ---------------------------------------
                                                     TOTAL CHEMICALS                           9,626        1,185       10,811
                                                                                        ---------------------------------------

            COMMUNICATIONS EQUIPMENT - 1.0%

          0                  675                 675 ANDREW CORP                                   0           24           24
          0                  900                 900 DSC COMMUNICATIONS CO.                        0           19           19
          0                1,000               1,000 GENERAL INSTRUMENT CORP                       0           23           23
          0                  400                 400 GENERAL SIGNAL CORP                           0           16           16
          0                  300                 300 HARRIS CORP DEL                               0           23           23
          0                  900                 900 ITT INDUSTRIES INC                            0           20           20
     76,700                4,300              81,000 MOTOROLA INC                              4,468          260        4,728
          0                1,900               1,900 NORTHERN TELECOM LTD                          0          124          124
          0                  600                 600 SCIENTIFIC ATLANTA INC.                       0            9            9
          0                1,300               1,300 TELLABS INC                                   0           47           47
                                                                                        --------------------------------------
                                                     TOTAL COMMUNICATIONS EQUIPMENT            4,468          565        5,033
                                                                                        --------------------------------------

            COMPUTERS & SERVICES - 2.9%

           0                  900                 900 AMDAHL CORP                                  0            8            8
           0                  900                 900 APPLE COMPUTERS                              0           16           16
           0                1,400               1,400 BAY NETWORKS INC                             0           25           25
           0                1,100               1,100 CABLETRON SYSTEM INC.                        0           32           32
           0                  500                 500 CERIDIAN CORP                                0           18           18
      57,100                2,000              59,100 COMPAQ COMPUTERS                         4,375          153        4,528
           0                  300                 300 DATA GENERAL CORP.                           0            5            5
           0                1,300               1,300 DELL COMPUTER CORP                           0           88           88
           0                1,100               1,100 DIGITAL EQUIPMENT                            0           30           30
           0                1,700               1,700 EMC CORPORATION                              0           60           60
           0                7,400               7,400 HEWLETT PACKARD CO                           0          394          394
      41,900                3,800              45,700 IBM CORPORATION                          5,756          522        6,278
           0                  300                 300 INTERGRAPH CORP                              0            2            2
           0                1,100               1,100 PITNEY BOWES  INC                            0           65           65
           0                1,800               1,800 SEAGATE TECHNOLOGY                           0           81           81
           0                1,288               1,288 SILICON GRAPHICS                             0           25           25
           0                  900                 900 TANDEM COMPUTERS                             0           11           11
           0                  400                 400 TANDY CORP.                                  0           20           20
           0                1,300               1,300 UNISYS CORP                                  0            8            8
      64,400                    0              64,400 US ROBOTICS                              3,566            0        3,566
                                                                                        ---------------------------------------
                                                      TOTAL COMPUTERS & SERVICES              13,697        1,563       15,260
                                                                                        ---------------------------------------


                 See accompanying notes to financial statements.




             CONSUMER PRODUCTS - 0.7%
           0                  400                 400 STRIDE RITE CORP                       $     0     $      6      $     6
     105,300                  500             105,800 TUPPERWARE CORP                          3,528           17        3,545
                                                                                        ---------------------------------------
                                                      TOTAL CONSUMER PRODUCTS                  3,528           23        3,551
                                                                                        ---------------------------------------


             CONTAINERS & PACKAGING - 0.6%

     120,700                  200             120,900 BALL CORP                                3,199            5        3,204
           0               98,700                   0 EMIS                                    3,948            -        3,948
           0                  900                 900 CROWN CORK & SEAL INC                        0           46           46
           0                1,200               1,200 NEWELL COMPANY                               0           40           40
                                                                                        ---------------------------------------
                                                      TOTAL CONTAINERS &
                                                      PACKAGING                                7,147           91        7,238
                                                                                        ---------------------------------------

             DRUGS - 3.0%

           0                5,700               5,700 ABBOTT LABS                                  0          320          320
           0                  500                 500 ALLERGAN INC                                 0           15           15
           0                  600                 600 ALZA CORP                                    0           16           16
      84,100                4,700              88,800 AMERICAN HOME PRODUCTS                   5,046          282        5,328
           0                1,900               1,900 AMGEN INC.                                   0          106          106
      63,600                7,600              71,200 BRISTOL-MYERS SQUIBB CO                  3,752          448        4,200
           0                9,700               9,700 JOHNSON & JOHNSON                            0          513          513
           0                4,044               4,044 LILLY ELI & CO                               0          333          333
           0                8,800               8,800 MERCK & CO                                   0          741          741
      83,300                3,725              87,025 PHARMACIA & UPJOHN                       3,051          136        3,187
           0                4,700               4,700 PFIZER                                       0          395          395
           0                2,700               2,700 SCHERING PLOUGH CORP                         0          196          196
           0                2,000               2,000 WARNER LAMBERT CO                            0          173          173
                                                                                        ---------------------------------------
                                                      TOTAL DRUGS                             11,849        3,674       15,523
                                                                                        ---------------------------------------

             ELECTRICAL SERVICES - 0.2%

           0                1,400               1,400 AMERICAN ELEC PWR INC                        0           58           58
           0                1,100               1,100 BALTIMORE GAS & ELEC.                        0           29           29
           0                1,100               1,100 CAROLINA POWER & LIGHT                       0           40           40
           0                1,500               1,500 CENTRAL & SOUTH WEST CORP                    0           32           32
           0                1,111               1,111 CINERGY CORP                                 0           38           38
           0                1,700               1,700 CONSOLIDATED EDISON                          0           51           51
           0                1,300               1,300 DOMINION RESOURCES                           0           47           47
           0                1,100               1,100 DTE ENERGY COMPANY                           0           30           30
           0                1,500               1,500 DUKE ENERGY CORP                             0           66           66
           0                3,200               3,200 EDISON INTERNATIONAL                         0           72           72
           0                1,700               1,700 ENTERGY CORP                                 0           42           42
           0                1,300               1,300 FPL GROUP INC                                0           57           57
           0                  900                 900 GPU, INC                                     0           29           29
           0                1,700               1,700 HOUSTON INDS INC                             0           35           35
           0                1,100               1,100 NIAGARA MOHAWK PWR CO                        0            9            9
           0                  500                 500 NORTHERN STATES POWER                        0           24           24
           0                1,100               1,100 OHIO EDISON CO.                              0           23           23
           0                2,200               2,200 PACIFICORP                                   0           47           47
           0                1,600               1,600 PECO ENERGY COMPANY                          0           33           33
           0                3,000               3,000 PG&E CORP                                    0           70           70
           0                1,200               1,200 PP&L RESOURCES INC.                          0           24           24
           0                1,700               1,700 PUBLIC SERVICE ENTERPRISE                    0           45           45
           0                  300                 300 RAYCHEM CORP.                                0           25           25
           0                4,900               4,900 SOUTHERN CO                                  0          104          104
           0                1,600               1,600 TEXAS UTILITIES                              0           55           55
           0                  400                 400 THOMAS & BETTS CORP                          0           17           17
           0                1,600               1,600 UNICOM CORPORATION                           0           31           31
           0                  700                 700 UNION ELECTRIC                               0           26           26
                                                                                        ---------------------------------------
                                                      TOTAL ELECTRICAL SERVICES                    0        1,159        1,159
                                                                                        ---------------------------------------

                 See accompanying notes to financial statements.



             ENTERTAINMENT - 0.1%


           0                4,900               4,900 WALT DISNEY CO                        $      0     $    358     $    358
           0                  750                 750 HARRAH'S ENTERTAINMENT                       0           13           13
           0                  300                 300 KING WORLD PRODUCTIONS                       0           11           11
                                                                                        ---------------------------------------
                                                      TOTAL ENTERTAINMENT                          0          382          382
                                                                                        ---------------------------------------


             ENVIRONMENTAL SERVICES - 0.0%

           0                1,600               1,600 BROWNING-FERRIS INDS                         0           46           46
           0                2,300               2,300 LAIDLAW INC, CL B                            0           32           32
           0                3,500               3,500 WMX TECHNOLOGIES INC                         0          107          107
                                                                                        ---------------------------------------
                                                      TOTAL ENVIRONMENTAL SERVICES                 0          185          185
                                                                                        ---------------------------------------

             FINANCIAL SERVICES - 0.8%

           0                3,500               3,500 AMERICAN EXPRESS CO                          0          210          210
           0                  400                 400 BENEFICIAL                                   0           26           26
           0                  800                 800 BLOCK H&R, INC                               0           23           23
           0                2,392               2,392 DEAN WITTER DISCOVER & CO                    0           83           83
           0                8,000               8,000 FANNIE MAE                                   0          289          289
           0                5,200               5,200 FEDERAL HOME LOAN                            0          142          142
           0                1,000               1,000 GREEN TREE FINANCIAL                         0           34           34
      35,600                  700              36,300 HOUSEHOLD INTL CORP                      3,057           60        3,117
           0                  900                 900 ITT HARTFORD GROUP INC                       0           65           65
           0                1,200               1,200 MERRILL LYNCH & CO                           0          103          103
           0                1,100               1,100 MORGAN STANLEY GROUP                         0           65           65
           0                  800                 800 SALOMON, INC                                 0           40           40
           0                  485                 485 TRANSAMERICA CORP.                           0           43           43
                                                                                        ---------------------------------------
                                                      TOTAL FINANCIAL SERVICES                 3,057        1,183        4,240
                                                                                        ----------------------------------------

             FOOD, BEVERAGE & TOBACCO - 3.7%

           0                1,200               1,200 AMERICAN BRANDS                              0           61           61
           0                3,600               3,600 ANHEUSER BUSCH CO INC                        0          152          152
           0                3,937               3,937 ARCHER DANIELS MIDLAND                       0           70           70
           0                  500                 500 BROWN-FORMAN CORP CL. B                      0           24           24
           0                1,000               1,000 CPC INT'L                                    0           82           82
           0                3,400               3,400 CAMPBELL SOUP CO.                            0          158          158
           0               18,100              18,100 COCA-COLA COMPANY                            0        1,011        1,011
     112,600                1,800             114,400 CONAGRA INC.                             6,109           98        6,207
           0                  300                 300 COORS ADOLPH CO.                             0            6            6
      92,300                    0              92,300 DOLE FOOD COMPANY                        3,484            0        3,484
           0                1,100               1,100 GENERAL MILLS INC                            0           68           68
           0                2,650               2,650 HEINZ H J CO                                 0          105          105
           0                1,100               1,100 HERSHEY FOODS INC                            0           55           55
           0                1,500               1,500 KELLOGG CO                                   0          101          101
           0               11,300              11,300 PEPSICO INC                                  0          369          369
           0                5,900               5,900 PHILIP MORRIS COS INC                        0          673          673
           0                1,000               1,000 QUAKER OATS COMPANY                          0           36           36
           0                  800                 800 RALSTON PURINA GROUP                         0           62           62
     152,200                3,500             155,700 SARA LEE CORP                            6,164          142        6,306
           0                2,700               2,700 SEAGRAM LTD                                  0          103          103
           0                1,400               1,400 UST INCORPORATED                             0           39           39
           0                1,200               1,200 UNILEVER NV - NY SHARES                      0          223          223
           0                  800                 800 WRIGLEY WM. JR. CO.                          0           47           47
           0                  800                 800 WHITMAN CORP.                                0           20           20
                                                                                        ---------------------------------------
                                                      TOTAL FOOD, BEVERAGE &
                                                      TOBACCO                                 15,757        3,705       19,462
                                                                                        ---------------------------------------

                 See accompanying notes to financial statements.



             GAS/NATURAL GAS - 0.1%


           0                  800                 800 COASTAL CORP                          $      0     $     38    $      38
           0                  400                 400 COLUMBIA GAS SYSTEM INC.                     0           23           23
           0                  700                 700 CONSOLIDATED NATL GAS                        0           35           35
           0                  100                 100 EASTERN ENTERPRISES                          0            3            3
           0                1,900               1,900 ENRON CORP                                   0           72           72
           0                  400                 400 NICOR INC                                    0           13           13
           0                1,100               1,100 NORAM ENERGY CORPORATION                     0           16           16
           0                  200                 200 ONEOK INC.                                   0            5            5
           0                  600                 600 PACIFIC ENTERPRISES                          0           18           18
           0                1,100               1,100 PANENERGY CORPORATION                        0           47           47
           0                  300                 300 PEOPLES ENERGY CORP                          0           10           10
           0                  600                 600 SONAT INC.                                   0           33           33
           0                1,100               1,100 WILLIAMS COMPANIES INC                       0           49           49
                                                                                        ---------------------------------------
                                                      TOTAL GAS/NATURAL GAS                        0          362          362
                                                                                        ---------------------------------------


             GLASS PRODUCTS - 0.8%

      93,400                1,700              95,100 CORNING INCORPORATED                     4,145           75        4,220
                                                                                        ---------------------------------------

             HOME APPLIANCES - 0.0%

           0                  700                 700 MAYTAG CO                                    0           14           14
           0                  300                 300 NATIONAL SERVICES INDUS                      0           12           12
           0                1,200               1,200 SHERWIN WILLIAMS CO                          0           32           32
           0                  400                 400 SNAP ON TOOLS CORP.                          0           16           16
           0                  600                 600 STANLEY WORKS                                0           23           23
           0                  500                 500 WHIRLPOOL CORP                               0           24           24
                                                                                        ---------------------------------------
                                                      TOTAL HOME APPLIANCES                        0          121          121
                                                                                        ---------------------------------------

             HOTELS & LODGING - 0.0%

           0                  900                 900 HFS, INC                                     0           53           53
           0                1,800               1,800 HILTON HOTELS CORP                           0           44           44
           0                  900                 900 MARRIOTT CORP INTL                           0           45           45
                                                                                        ---------------------------------------
                                                      TOTAL HOTELS & LODGING                       0          142          142
                                                                                        ---------------------------------------

             HOUSEHOLD FURNITURE & FIXTURES - 0.0%

           0                1,200               1,200 MASCO CORP                                   0           43           43
                                                                                        ---------------------------------------

             HOUSEHOLD PRODUCTS - 0.1%

           0                  400                 400 CLOROX CO                                    0           45           45
           0                4,000               4,000 GILLETTE COMPANY                             0          291          291
                                                                                        ---------------------------------------
                                                      TOTAL HOUSEHOLD PRODUCTS                     0          336          336
                                                                                        ---------------------------------------

             INSURANCE - 3.9%

      56,400                1,081              57,481 AETNA INCORPORATED                       4,843           93        4,936
           0                3,290               3,290 ALLSTATE CORP                                0          195          195
      52,100                    0              52,100 AMBAC FINANCIAL GROUP INC                3,360            0        3,360
           0                1,500               1,500 AMERICAN GENERAL CORP                        0           61           61
           0                3,425               3,425 AMERICAN INT'L GROUP                         0          402          402
           0                  800                 800 AON CORP.                                    0           49           49
           0                1,300               1,300 CHUBB CORP                                   0           70           70
      24,900                  500              25,400 CIGNA CORP.                              3,638           73        3,711
           0                1,200               1,200 CONSECO INC. COMMON                          0           43           43
      18,900                  600              19,500 GENERAL RE CORP                          2,986           95        3,081
           0                  550                 550 JEFFERSON PILOT CORP                         0           30           30
           0                  800                 800 LINCOLN NATL CORP                            0           43           43
           0                  800                 800 LOEWS CORPORATION                            0           71           71


                 See accompanying notes to financial statements.




             INSURANCE (CONTINUED)
           0                  500                 500 MARSH & MCLENNAN CO                   $      0     $     57     $     57
           0                  300                 300 MBIA INC                                     0           29           29
           0                  400                 400 MGIC INVT CORP WIS                           0           28           28
           0                  700                 700 PROVIDIAN CORPORATION                        0           37           37
           0                  900                 900 SAFECO CORP                                  0           36           36
           0                  600                 600 ST. PAUL COMPANIES INC                       0           39           39
     118,500                    0             118,500 TIG HOLDINGS INC                         3,762            0        3,762
           0                  500                 500 TORCHMARK CORP                               0           28           28
           0                4,635               4,635 TRAVELERS INCORPORATED                       0          222          222
           0                1,300               1,300 UNITED HEALTHCARE CORP.                      0           62           62
           0                  500                 500 UNUM CORP                                    0           37           37
           0                  800                 800 USF&G CORP                                   0           17           17
           0                  250                 250 USLIFE CORP                                  0           12           12
                                                                                        ---------------------------------------
                                                      TOTAL INSURANCE                         18,589        1,829       20,418
                                                                                        ---------------------------------------


             JEWELRY, PRECIOUS METALS - 0.0%

           0                  300                 300 JOSTENS                                      0            7            7
                                                                                        ---------------------------------------

             LEISURE - 1.0%

     191,100                  700             191,800 BRUNSWICK CORP.                          5,136           19        5,155
                                                                                        ---------------------------------------

             LUMBER & WOOD PRODUCTS - 0.0%

           0                  800                 800 LOUISIANA PAC CORP.                          0           17           17
                                                                                        ---------------------------------------


             MACHINERY - 2.0%

           0                1,300               1,300 APPLIED MATERIALS INC                        0           60           60
           0                1,100               1,100 BAKER HUGHES INC.                            0           42           42
           0                  600                 600 BLACK & DECKER                               0           19           19
           0                  200                 200 BRIGGS & STRATTON CORP                       0            9            9
      95,800                  500              96,300 CASE CORPORATION                         4,862           25        4,887
           0                1,400               1,400 CATERPILLAR INC.                             0          112          112
           0                  300                 300 CINCINNATI MILACRON                          0            6            6
           0                  350                 350 CRANE CO.                                    0           11           11
           0                  300                 300 CUMMINS ENGINE INC.                          0           15           15
           0                1,900               1,900 DEERE & CO                                   0           83           83
           0                  800                 800 DOVER CORP                                   0           42           42
           0                1,300               1,300 DRESSER INDS INC                             0           39           39
           0                3,200               3,200 EMERSON ELECTRIC CO.                         0          144          144
      24,400               12,000              36,400 GENERAL ELECTRIC                         2,422        1,191        3,613
           0                  200                 200 GIDDINGS & LEWIS                             0            3            3
           0                  400                 400 HARNISCHFEGER INDUS                          0           19           19
           0                  800                 800 INGERSOLL RAND CO                            0           35           35
           0                  400                 400 MCDERMOTT INTL INC                           0            9            9
           0                  105                 105 NACCO IND                                    0            5            5
           0                  900                 900 PALL CORP                                    0           21           21
           0                  500                 500 PARKER HANNIFIN CORP                         0           21           21
           0                1,200               1,200 TENNECO INC.                                 0           47           47
           0                  200                 200 TIMKEN CO.                                   0           11           11
           0                  200                 200 TRINOVA CORP                                 0            7            7
           0                1,200               1,200 TYCO INTL LTD                                0           66           66
      27,900                    0              27,900 YORK INTERNATIONAL CORP                  1,168            0        1,168
                                                                                        ---------------------------------------
                                                      TOTAL MACHINERY                          8,452        2,042       10,494
                                                                                        ---------------------------------------

             MEASURING DEVICES - 0.0%

           0                  900                 900 HONEYWELL INC.                               0           61           61
           0                  300                 300 JOHNSON CONTROLS                             0           24           24
           0                  300                 300 MILLIPORE CORP                               0           13           13


                 See accompanying notes to financial statements.




             MEASURING DEVICES (CONTINUED)
           0                  300                 300 PERKIN ELMER CORP.                    $      0    $      19     $     19
           0                  200                 200 TEKTRONIX, INC.                              0           10           10
           0                1,100               1,100 THERMO ELECTRON CORP                         0           34           34
                                                                                        ---------------------------------------
                                                      TOTAL MEASURING DEVICES                      0          161          161
                                                                                        ---------------------------------------


             MEDICAL PRODUCTS & SERVICES - 0.1%

           0                  400                 400 BARD C.R. INC                                0           11           11
           0                  400                 400 BAUSCH & LOMB                                0           16           16
           0                2,000               2,000 BAXTER INTERNATIONAL                         0           86           86
           0                  900                 900 BECTON DICKINSON & CO                        0           41           41
           0                  700                 700 BEVERLY ENTERPRISES                          0           10           10
           0                  800                 800 BIOMET                                       0           14           14
           0                1,300               1,300 BOSTON SCIENTIFIC                            0           80           80
           0                4,905               4,905 COLUMBIA/HCA HEALTHCARE                      0          165          165
           0                  500                 500 GUIDANT CORPORATION                          0           31           31
           0                2,400               2,400 HEALTHSOUTH CORPORATION                      0           46           46
           0                1,200               1,200 HUMANA INC                                   0           26           26
           0                  500                 500 MALLINCKRODT INC.                            0           21           21
           0                  500                 500 MANOR CARE INC.                              0           12           12
           0                1,700               1,700 MEDTRONIC INC                                0          106          106
           0                  550                 550 ST JUDE MED INC                              0           18           18
           0                2,200               2,200 TENET HEALTHCARE CORP                        0           54           54
           0                  500                 500 U.S. SURGICAL CORP                           0           15           15
                                                                                        ---------------------------------------
                                                      TOTAL MEDICAL PRODUCTS                       0          752          752
                                                                                        ---------------------------------------

             METALS & MINING - 0.0%

           0                  650                 650 CYPRUS AMAX MINERALS CO                      0           15           15
           0                1,400               1,400 FREEPORT-MCMORAN - B                         0           43           43
                                                                                        ---------------------------------------
                                                      TOTAL METALS & MINING                        0           58           58
                                                                                        ---------------------------------------

             MISCELLANEOUS BUSINESS SERVICES - 0.3%

           0                1,300               1,300 3COM CORPORATION                             0           43           43
           0                2,100               2,100 AUTO DATA PROCESS                            0           88           88
           0                  300                 300 AUTODESK INC                                 0            9            9
           0                4,700               4,700 CISCO SYSTEMS  INC                           0          226          226
           0                2,675               2,675 COMPUTER ASSOCIATES INTL                     0          104          104
           0                  600                 600 COMPUTER SCIENCES CORP                       0           37           37
           0                2,850               2,850 CUC INTERNATIONAL INC                        0           64           64
           0                3,300               3,300 FIRST DATA CORP.                             0          112          112
           0                8,700               8,700 MICROSOFT INC.                               0          798          798
           0                2,500               2,500 NOVELL INC                                   0           24           24
           0                4,750               4,750 ORACLE CORPORATION                           0          183          183
           0                  400                 400 SAFETY-KLEEN INC.                            0            6            6
           0                  200                 200 SHARED MED SYS CORP                          0            9            9
           0                2,700               2,700 SUN MICROSYSTEMS                             0           78           78
                                                                                        ---------------------------------------
                                                      TOTAL MISC. BUSINES SERVICES                 0        1,781        1,781
                                                                                        ---------------------------------------

             MISCELLANEOUS CONSUMER SERVICES - 0.0%

           0                1,700               1,700 SERVICE CORP., INTL                          0           51           51
                                                                                        ---------------------------------------

             MULTI-INDUSTRY - 0.6%

           0                  900                 900 ITT                                          0           53           53
      31,600                3,000              34,600 MINNESOTA MNG & MFG CO                   2,670          254        2,924
                                                                                        ---------------------------------------
                                                      TOTAL MULTI-INDUSTRY                     2,670          307        2,977
                                                                                        ---------------------------------------

             OFFICE PRODUCTS & SUPPLIES - 0.0%

           0                1,000               1,000 IKON OFFICE SOLUTIONS                        0           34           34
                                                                                        ---------------------------------------



                 See accompanying notes to financial statements.





             OIL-DOMESTIC - 0.1%
           0                  500                 500 ASHLAND INCORPORATED                  $      0    $      20     $     20
           0                1,200               1,200 ATLANTIC RICHFIELD CO                        0          162          162
           0                  400                 400 KERR MCGEE CORP                              0           25           25
           0                  300                 300 LOUISIANA LD & EXPL                          0           14           14
           0                  300                 300 PENNZOIL CO                                  0           16           16
           0                1,900               1,900 PHILLIPS PETRO CO                            0           78           78
           0                  492                 492 SUN INC.                                     0           13           13
           0                2,100               2,100 USX-MARATHON GROUP INC                       0           59           59
           0                1,800               1,800 UNOCAL CORP                                  0           69           69
                                                                                        ---------------------------------------
                                                      TOTAL OIL-DOMESTIC                           0          456          456
                                                                                        ---------------------------------------


             OIL- INTERNATIONAL - 5.3%

      59,500                  700              60,200 AMERADA HESS CO                          3,153           37        3,190
           0                3,600               3,600 AMOCO CORP                                   0          312          312
           0                4,800               4,800 CHEVRON CORPORATION                          0          334          334
      53,100                    0              53,100 ELF AQUITAINE ADR                        2,615            0        2,615
      42,400                9,100              51,500 EXXON CORP                               4,569          981        5,550
      33,100                2,900              36,000 MOBIL CORP                               4,324          379        4,703
      26,900                3,900              30,800 ROYAL DUTCH PETE CO                      4,707          683        5,390
           0                1,800               1,800 SCHLUMBERGER LTD                             0          193          193
      45,800                1,900              47,700 TEXACO INC                               5,015          208        5,223
                                                                                        ---------------------------------------
                                                      TOTAL OIL-INTERNATIONAL                 24,383        3,127       27,510
                                                                                        ---------------------------------------

             PAPER & PAPER PRODUCTS - 0.1%

                              800                 800 AVERY DENNISON CORP.                         0           31           31
      98,700                    0              98,700 BEMIS COMPANY                                0           16           16
           0                  400                 400 BOISE CASCADE CORP.                          0           12           12
           0                  700                 700 CHAMPION INTL CORP.                          0           32           32
           0                  700                 700 GEORGIA PAC CORP                             0           51           51
           0                2,200               2,200 INTERNATIONAL PAPER CO                       0           86           86
           0                  600                 600 JAMES RIVER CORP                             0           17           17
           0                2,016               2,016 KIMBERLY-CLARK CORP                          0          200          200
           0                  400                 400 MEAD CORP                                    0           21           21
           0                  200                 200 POTLATCH CORP.                               0            8            8
           0                  700                 700 STONE CONTAINER CORP                         0            8            8
           0                  400                 400 TEMPLE INLAND CO                             0           21           21
           0                  500                 500 UNION CAMP CORP                              0           24           24
           0                  700                 700 WESTVACO CORP.                               0           18           18
           0                1,400               1,400 WEYERHAEUSER COMPANY                         0           62           62
           0                  400                 400 WILLAMETTE INDUSTRIES INC                    0           25           25
                                                                                        ---------------------------------------
                                                      TOTAL PAPER & PAPER PRODUCTS                 0          632          632
                                                                                        ---------------------------------------

             PETROLEUM & FUEL PRODUCTS - 0.1%

           0                  900                 900 BURLINGTON RESOURCES                         0           38           38
           0                  500                 500 ENSERCH CORP                                 0           10           10
           0                  200                 200 HELMERICH & PAYNE INC                        0            9            9
           0                2,400               2,400 OCCIDENTAL PETRO CORP                        0           59           59
           0                  800                 800 ORYX ENERGY CO.                              0           15           15
           0                  600                 600 ROWAN COS INC                                0           14           14
           0                  700                 700 SANTA FE ENERGY RESOURCES                    0           10           10
           0                1,786               1,786 UNION PACIFIC RES. GP.INC                    0           48           48
           0                  400                 400 WESTERN ATLAS INC                            0           24           24
                                                                                        ---------------------------------------
                                                      PERTOLEUM & FUEL PRODUTS                     0          227          227
                                                                                        ---------------------------------------

                 See accompanying notes to financial statements.



             PHOTOGRAPHIC EQUIPMENT & SUPPLIES - 0.1%


           0                2,400               2,400 EASTMAN KODAK COMPANY                 $      0    $     182     $    182
           0                  300                 300 POLAROID CORP                                0           12           12
           0                2,400               2,400 XEROX CORP                                   0          137          137
                                                                                        ---------------------------------------
                                                      TOTAL PHOTOGRAPHIC EQUIPMENT
                                                      & SUPPLIES                                   0          331          331
                                                                                        ---------------------------------------


             PRECIOUS METALS - 0.0%

           0                2,600               2,600 BARRICK GOLD CORP                            0           62           62
           0                1,600               1,600 BATTLE MOUNTAIN GOLD                         0           11           11
           0                1,000               1,000 ECHO BAY MINES LTD                           0            7            7
           0                1,100               1,100 HOMESTAKE MNG CO                             0           17           17
           0                  722                 722 NEWMONT MINING CORP                          0           28           28
           0                1,700               1,700 PLACER DOME INC                              0           31           31
           0                1,000               1,000 SANTA FE PACIFIC GOLD                        0           17           17
                                                                                        ---------------------------------------
                                                      TOTAL PRECIOUS METALS                        0          173          173
                                                                                        ---------------------------------------

             PRINTING & PUBLISHING - 0.8%

           0                  500                 500 AMERICAN GREETINGS CORP                      0           16           16
           0                  600                 600 DELUXE CORP                                  0           19           19
           0                1,100               1,100 DONNELLEY R R & SONS                         0           38           38
           0                  700                 700 DOW JONES & CO INC                           0           28           28
           0                1,000               1,000 GANNETT CO                                   0           86           86
           0                  200                 200 JOHN HARLAND                                 0            5            5
      85,400                  700              86,100 KNIGHT-RIDDER INC                        3,405           28        3,433
           0                  700                 700 MCGRAW HILL INC.                             0           36           36
           0                  400                 400 MEREDITH CORP                                0            9            9
           0                  700                 700 MOORE CORP                                   0           14           14
           0                  700                 700 NEW YORK TIMES CL A                          0           31           31
           0                4,100               4,100 TIME WARNER INC                              0          177          177
           0                  700                 700 TIMES MIRROR-NEW CL A                        0           38           38
           0                  900                 900 TRIBUNE COMPANY                              0           36           36
                                                                                        ---------------------------------------
                                                      TOTAL PRINTING & PUBLISHING              3,405          561        3,966
                                                                                        ---------------------------------------



             PROFESSIONAL SERVICES - 0.0%

           0                1,200               1,200 COGNIZANT CORP                               0           35           35
           0                1,200               1,200 DUN & BRADSTREET                             0           30           30
           0                  300                 300 EG & G INC                                   0            6            6
                                                                                        ---------------------------------------
                                                      TOTAL PROFESSIONAL SERVICES                  0           71           71
                                                                                        ---------------------------------------

             RAILROADS - 1.4%

      57,900                1,143              59,043 BURLINGTON NORTHERN SANTA                4,285           85        4,370
     117,200                    0             117,200 CANADIAN PACIFIC LTD                     2,813            0        2,813
           0                  602                 602 CONRAIL, INC                                 0           68           68
           0                1,600               1,600 CSX CORP.                                    0           74           74
           0                  900                 900 NORFOLK SOUTHERN CORP                        0           77           77
           0                1,800               1,800 UNION PACIFIC CORP                           0          102          102
                                                                                        ---------------------------------------
                                                      TOTAL RAILROADS                          7,098          406        7,504
                                                                                        ---------------------------------------

             REAL ESTATE INVESTMENT TRUSTS - 2.3%

      65,900                    0              65,900 DUKE REALTY INVMTS                       2,677            0        2,677
      86,200                    0              86,200 EQUITY RES PROPS TRUST                   3,825            0        3,825
     186,300                    0             186,300 SIMON DEBARTOLO GROUP                    5,636            0        5,636
                                                                                        ---------------------------------------
                                                      TOTAL REAL ESTATE INVESTMENT
                                                      TRUSTS                                  12,138            0       12,138
                                                                                        ---------------------------------------


                 See accompanying notes to financial statements.



             REPAIR SERVICES - 0.0%


           0                  600                 600 RYDER SYS INC                         $      0     $     18    $     18
                                                                                        ---------------------------------------


             RETAIL - 2.2%

           0                1,800               1,800 ALBERTSONS INC                               0           61           61
           0                1,100               1,100 AMERICAN STORES CO NE                        0           49           49
           0                1,100               1,100 AUTOZONE INC.                                0           25           25
           0                  800                 800 CHARMING SHOPPES INC.                        0            4            4
           0                  700                 700 CIRCUIT CITY STORES                          0           23           23
           0                1,500               1,500 COSTCO COMPANIES                             0           41           41
           0                  800                 800 CVS CORPORATION                              0           37           37
           0                1,200               1,200 DARDEN RESTAURANTS INC                       0            9            9
           0                1,600               1,600 DAYTON HUDSON CORP                           0           67           67
           0                  800                 800 DILLARD DEPT STORES CL A                     0           25           25
           0                1,500               1,500 FEDERATED DEPT STORES                        0           49           49
           0                2,100               2,100 GAP INC                                      0           70           70
           0                  400                 400 GIANT FOOD INC                               0           13           13
           0                  300                 300 GREAT ATLANTIC & PAC                         0            8            8
           0                  500                 500 HARCOURT GENERAL INC                         0           23           23
           0                  900                 900 HASBRO INC                                   0           25           25
           0                3,533               3,533 HOME DEPOT                                   0          189          189
           0                3,500               3,500 K MART CORP                                  0           42           42
           0                  900                 900 KROGER CO                                    0           46           46
           0                1,946               1,946 LIMITED INC                                  0           36           36
           0                  300                 300 LONGS DRUG STORES INC.                       0            7            7
           0                1,300               1,300 LOWES COS. INC.                              0           49           49
           0                1,968               1,968 MATTEL INC                                   0           47           47
           0                1,800               1,800 MAY DEPT STORES                              0           82           82
           0                5,100               5,100 MCDONALD'S CORP                              0          241          241
           0                  300                 300 MERCANTILE STORES INC                        0           14           14
           0                  600                 600 NORDSTROM CORP                               0           23           23
           0                1,900               1,900 PENNEY J C INC                               0           90           90
           0                  500                 500 PEP BOYS                                     0           15           15
           0                  900                 900 RITE AID CORP                                0           38           38
      77,400                2,900              80,300 SEARS ROEBUCK & CO                       3,889          146        4,035
           0                  600                 600 TJX COMPANY                                  0           26           26
     191,600                2,100             193,700 TOYS R US                                5,365           59        5,424
           0               16,700              16,700 WAL-MART STORES INC                          0          466          466
           0                1,800               1,800 WALGREEN CO                                  0           75           75
           0                  900                 900 WENDYS INTL INC                              0           19           19
           0                1,100               1,100 WINN DIXIE STORES INC                        0           36           36
           0                1,000               1,000 WOOLWORTH F W CO                             0           23           23
                                                                                        ---------------------------------------
                                                      TOTAL RETAIL                             9,254        2,298       11,552
                                                                                        ---------------------------------------

             RUBBER & PLASTIC - 0.1%

           0                  300                 300 ARMSTRONG WORLD INDS                         0           19           19
           0                  600                 600 COOPER TIRE AND RUBBER                       0           11           11
           0                  400                 400 GOODRICH B F CO                              0           15           15
           0                1,100               1,100 GOODYEAR TIRE & RUBR                         0           57           57
           0                  900                 900 ILLINOIS TOOL WKS INC                        0           73           73
           0                2,100               2,100 NIKE CL B                                    0          130          130
           0                  400                 400 REEBOK INT'L LTD                             0           18           18
           0                1,100               1,100 RUBBERMAID, INC                              0           27           27
                                                                                        ---------------------------------------
                                                      TOTAL RUBBER & PLASTIC                       0          350          350
                                                                                        ---------------------------------------

             SEMI-CONDUCTORS/INSTRUMENTS - 1.0%

           0                1,000               1,000 ADVANCED MICRO DEVICES                       0           42           42
           0                1,600               1,600 AMP INC                                      0           55           55
           0                6,000               6,000 INTEL CORP                                   0          835          835


                 See accompanying notes to financial statements.



             SEMI-CONDUCTORS/INSTRUMENTS (CONTINUED)
           0                  900                 900 LSI LOGIC                             $      0    $      31     $     31
           0                1,500               1,500 MICRON TECHNOLOGY INC                        0           61           61
           0                1,000               1,000 NATIONAL SEMICONDUCTOR                       0           28           28
           0                1,600               1,600 ROCKWELL INT'L CORP                          0          104          104
      60,200                    0              60,200 SGS-THOMSON MICROELEC                    3,981            0        3,981
           0                1,400               1,400 TEXAS INSTRUMENTS INC.                       0          105          105
                                                                                        ---------------------------------------
                                                      TOTAL SEMI-CONDUCTORS/
                                                      INSTRUMENTS                              3,981        1,261        5,242
                                                                                        ---------------------------------------


             SPECIALTY CONSTRUCTION - 1.0%

     138,300                    0             138,300 MASCO                                    4,944            0        4,944
                                                                                        ---------------------------------------

             SPECIALTY MACHINERY - 0.0%

           0                  778                 778 COOPER INDUSTRIES INC.                       0           34           34
           0                4,600               4,600 WESTINGHOUSE ELECTRIC                        0           82           82
                                                                                        ---------------------------------------
                                                      TOTAL SPECIALTY MACHINERY                    0          116          116
                                                                                        ---------------------------------------

             STEEL & STEEL WORKS - 0.1%

           0                1,700               1,700 ALCAN ALUMINUM LTD                           0           58           58
           0                1,254               1,254 ALLEGHENY TELEDYNE INC                       0           35           35
           0                1,300               1,300 ALUMINUM COMPANY AMERICA                     0           88           88
           0                  800                 800 ARMCO, INC.                                  0            3            3
           0                  300                 300 ASARCO INC.                                  0            8            8
           0                  800                 800 BETHLEHEM STEEL CORP                         0            7            7
           0                1,100               1,100 ENGELHARD CORP                               0           23           23
           0                1,200               1,200 INCO LIMITED                                 0           39           39
           0                  400                 400 INLAND STEEL INDUSTRIES                      0            8            8
           0                  600                 600 NUCOR CORPORATION                            0           27           27
           0                  500                 500 PHELPS DODGE CORP.                           0           37           37
           0                  500                 500 REYNOLDS METALS CO.                          0           31           31
           0                  700                 700 WORTHINGTON IND. INC.                        0           13           13
           0                  600                 600 USX-U.S. STEEL GROUP INC                     0           16           16
                                                                                        ---------------------------------------
                                                      TOTAL STEEL & STEEL WORKS                    0          393          393
                                                                                        ---------------------------------------



             TELEPHONES & TELECOMMUNICATION - 2.9%

           0                3,700               3,700 AIRTOUCH COM. INC.                           0           85           85
           0                1,400               1,400 ALLTEL CORP.                                 0           46           46
           0                4,000               4,000 AMERITECH CORP                               0          246          246
           0               11,800              11,800 AT&T CORP                                    0          410          410
           0                3,200               3,200 BELL ATLANTIC CORP                           0          195          195
           0                7,200               7,200 BELLSOUTH CORP                               0          304          304
      81,500                    0              81,500 CENTURY TELEPHONE ENTER                  2,404            0        2,404
     225,700                    0             225,700 DEUTSCHE TELEKOM                         4,937            0        4,937
           0                1,200               1,200 FRONTIER CORPORATION                         0           21           21
           0                7,000               7,000 GTE CORP                                     0          326          326
           0                4,663               4,663 LUCENT TECHNOLOGIES INC                      0          246          246
           0                5,000               5,000 MCI COMM CO                                  0          178          178
     105,200                3,200             108,400 NYNEX CORP                               4,800          146        4,946
           0                3,100               3,100 PACIFIC TELESIS GROUP                        0          117          117
           0                4,400               4,400 SBC COMMUNICATIONS INC.                      0          232          232
           0                3,100               3,100 SPRINT CORP                                  0          141          141
           0                3,500               3,500 US WEST COMMUNICATIONS                       0          119          119
           0                4,600               4,600 US WEST MEDIA GROUP                          0           86           86
           0                6,400               6,400 WORLDCOM INC                                 0          141          141
                                                                                        ---------------------------------------
                                                      TOTAL TELEPHONES &
                                                      TELECOMMUNICATION                       12,141        3,039       15,180
                                                                                        ---------------------------------------


                 See accompanying notes to financial statements.



             TRUCKING - 0.0%


           0                  300                 300 CALIBER SYSTEM INC.                   $      0     $      8      $     8
                                                                                        ---------------------------------------


             WHOLESALE - 0.8%

           0                  300                 300 FLEMING CO                                   0            5            5
           0                  900                 900 GENUINE PARTS CO                             0           42           42
      51,400                  400              51,800 GRAINGER (W.W.) INC.                     3,804           30        3,834
           0                  700                 700 SIGMA ALDRICH                                0           22           22
           0                  500                 500 SUPERVALU INC                                0           15           15
           0                1,300               1,300 SYSCO CORP                                   0           44           44
                                                                                        ---------------------------------------
                                                      TOTAL WHOLESALE                          3,804          158        3,962
                                                                                        ---------------------------------------

                                                      TOTAL COMMON STOCKS                    212,077       42,288      254,365
                                                                                        ----------------------------------------


U.S. TREASURY OBLIGATIONS - 31.8%


     25,085                    0              25,085 U.S. TREASURY BOND           2/15/2023   24,789            0       24,789
     12,615                    0              12,615 U.S. TREASURY NOTE           2/15/2003   12,280            0       12,280
      3,750                    0               3,750 U.S. TREASURY NOTE           8/15/2004    3,826            0        3,826
     17,350                    0              17,350 U.S. TREASURY NOTE            10/31/99   17,722            0       17,722
          0                7,603               7,603 U.S. TREASURY NOTE           5/15/2005        0        7,406        7,406
     10,095                5,627              15,722 U.S. TREASURY NOTE           8/15/2005    9,815        5,471       15,286
     23,340                    0              23,340 U.S. TREASURY NOTE             9/30/97   23,343            0       23,343
          0               10,283              10,283 U.S. TREASURY NOTE           1/15/2005        0        9,580        9,580
     24,620                    0              24,620 U.S. TREASURY NOTE           3/31/2001   24,317            0       24,317
          0                5,744               5,744 U.S. TREASURY NOTE          10/15/2006        0        5,566        5,566
     21,415                    0              21,415 U.S. TREASURY NOTE            10/31/98   21,256            0       21,256
        265                    0                 265 U.S. TREASURY STRIP            2/15/99      236            0          236
                                                                                            -------------------------------------
                                                     TOTAL TREASURY OBLIGATIONS              137,584       28,023      165,607
                                                                                            -------------------------------------


COMMERCIAL PAPER - 2.0%

           0               10,000              10,000 RECEIVABLES CAP              05/02/97        0        9,950        9,950
                                                                                            -------------------------------------


OTHER MORTGAGE BACKED OBLIGATIONS - 2.1%

          312                    0                 312 DREXEL BURNHAM REMIC      08/01/2018      318            0          318
        2,675                    0               2,675 GE CAP MTG REMIC 7%       05/25/2024    2,563            0        2,563
        1,220                    0               1,220 GE CAP MTS REMIC 6.50%    03/25/2024    1,207            0        1,207
        6,425                    0               6,425 PRDNTL HOME LOAN            11/25/99    6,356            0        6,356
          294                    0                 294 RESIDENTIAL FUNDNG        11/25/2007      292            0          292
                                                                                      ------------------------------------------
                                                       TOTAL OTHER MORTGAGE-
                                                       BACKED OBLIGATIONS                     10,736            0       10,736
                                                                                      ------------------------------------------

CORPORATE OBLIGATIONS - 2.0%

       2,825                    0               2,825 CIGNA CORP.                01/15/2003    2,815            0        2,815
         860                    0                 860 GENERAL FOODS              06/15/2001      820            0          820
       5,075                    0               5,075 SANTANDER FINANCIAL        05/30/2006    4,961            0        4,961
       1,700                    0               1,700 TORCHMARK CORP.            05/15/2023    1,621            0        1,621
                                                                                     ------------------------------------------
                                                      TOTAL CORPORATE OBLIGATIONS             10,217            0       10,217
                                                                                     ------------------------------------------

U.S GOV'T AGENCY MORTGAGE BACKED OBLIGATIONS - 1.0%

       2,700                    0               2,700 FHLMC CMO                  11/15/2008    2,485            0        2,485
       2,700                    0               2,700 FNMA CMO/REMIC             10/25/2018    2,604            0        2,604
                                                                                     -----------------------------------------
                                                      TOTAL U.S. GOVERNMENT
                                                      AGENCY MORTGAGE-BACKED
                                                      OBLIGATIONS                              5,089            0        5,089
                                                                                       -----------------------------------------



                 See accompanying notes to financial statements.




RELATED PARTY MONEY MARKET FUNDS - 8.2%


      13,103                5,443              18,545 FIRST AM. GOVERNMENT OBLIGATIONS    $    13,103   $   5,443   $   18,546
      18,415                5,588              24,004 FIRST AM. PRIME OBLIGATIONS              18,415       5,588       24,003
                                                                                       ------------------------------------------
                                                      TOTAL RELATED PARTY
                                                      MONEY MARKET FUNDS                       31,518      11,031       42,549
                                                                                       ------------------------------------------


REPURCHASE AGREEMENT - 4.8%

           0               25,059              25,059 MERRILL LYNCH                                 0      25,059       25,059
                                                                                       ------------------------------------------


                                                      TOTAL INVESTMENTS
                                                      (Cost $366,983, $106,192, and
                                                      $473,175 respectively)                 $407,221    $116,351     $523,572
                                                                                       ==========================================



See accompanying notes to financial statements.

                                     PART C

                                OTHER INFORMATION

ITEM 15.  INDEMNIFICATION.

         The first four paragraphs of Item 27 of Part C of Pre-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-1A, dated November 27, 1987, are incorporated herein by reference.

         On February 18, 1988 the indemnification provisions of the Maryland General Corporation Law (the "Law") were amended to permit, among other things, corporations to indemnify directors and officers unless it is proved that the individual (1) acted in bad faith or with active and deliberate dishonesty, (2) actually received an improper personal benefit in money, property or services, or (3) in the case of a criminal proceeding, had reasonable cause to believe that his act or omission was unlawful. The Law was also amended to permit corporations to indemnify directors and officers for amounts paid in settlement of stockholders' derivative suits.

         The Registrant undertakes that no indemnification or advance will be made unless it is consistent with Sections 17(h) or 17(i) of the Investment Company Act of 1940, as now enacted or hereafter amended, and Securities and Exchange Commission rules, regulations, and releases (including, without limitation, Investment Company Act of 1940 Release No. 11330, September 2,
1980).

         Insofar as the indemnification for liability arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

         The Registrant maintains officers' and directors' liability insurance providing coverage, with certain exceptions, for acts and omissions in the course of the covered persons' duties as officers and directors.

ITEM 16.  EXHIBITS.


         1 Articles of Incorporation, as amended and supplemented through January 1996. (Incorporated by reference to Exhibit (1) to Post-Effective Amendment No. 30 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

         2 Bylaws, as amended through December 1995. (Incorporated by reference to Exhibit (2) to Post-Effective Amendment No. 30 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)


         3        Not Applicable.

         4 Agreement and Plan of Reorganization is attached as Exhibit A to the Prospectus/Proxy Statement included in Part A of this Registration Statement on Form N-14.

         5        Not Applicable.

         6(a) Investment Advisory Agreement dated April 2, 1991, between Registrant and First Bank National Association, as amended and supplemented through August 1994. (Incorporated by reference to Exhibit (5)(a) to Post-Effective Amendment No. 21 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905 (the "Post-Effective Amendment No. 21").)

         6(b) Amendment No. 5 to Exhibit A to Investment Advisory Agreement. (Incorporated by reference to Exhibit (5)(b) to Post-Effective Amendment No. 24 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

         6(c) Sub-Advisory Agreement relating to the International Fund between First Bank National Association and Marvin & Palmer Associates, Inc. (Incorporated by reference to Exhibit (5)(b) to the Post-Effective Amendment No. 21.)

         6(d) Amendment No. 6 to Exhibit A to Investment Advisory Agreement. (Incorporated by reference to Exhibit (5)(d) to Post-Effective Amendment No. 27 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

         7(a) Distribution Agreement [Class A and Class C] dated February 10, 1994 between Registrant and SEI Financial Services Company. (Incorporated by reference to Exhibit (6)(a) to the Post-Effective Amendment No. 21.)

         7(b) Distribution and Service Agreement [Class B] dated August 1, 1994, as amended September 14, 1994 between Registrant and SEI Financial Services Company. (Incorporated by reference to Exhibit (6)(b) to the Post-Effective Amendment No. 21.)

         7(c) Form of Dealer Agreement. (Incorporated by reference to Exhibit (6)(c) to the Post-Effective Amendment No. 21.)

         8        Not Applicable.

         9(a) Custodian Agreement dated September 20, 1993, between Registrant and First Trust National Association, as supplemented through August 1994. (Incorporated by reference to Exhibit (8) to Post-Effective Amendment No. 18 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

         9(b) Compensation Agreement dated as of June 1, 1995, pursuant to Custodian Agreement. (Incorporated by reference to Exhibit (8)(b) to Post-Effective Amendment No. 24 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

         9(c) Compensation Agreement dated as of June 1, 1997, pursuant to Custodian Agreement. (Incorporated by reference to Exhibit (8)(c) to Post-Effective Amendment No. 27 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

         10(a) Form of Distribution Plan [Class A]. (Incorporated by reference to Exhibit (15)(a) to the Post-Effective Amendment No. 21.)

         10(b) Class B Distribution Plan. (Incorporated by reference to Exhibit (15)(b) to the Post-Effective Amendment No. 21.)

         10(c)    Service Plan [Class B]. (Incorporated by reference to Exhibit
                  (15)(c)) to the Post-Effective Amendment No. 21.)

         10(d) Multiple Class Plan Pursuant to Rule 18f-3. (Incorporated by reference to Exhibit (18) to Post-Effective Amendment No. 23 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

       * 11 Opinion and Consent of Dorsey & Whitney LLP with respect to the legality of the securities being registered.


      ** 12 Opinion and Consent of Dorsey & Whitney LLP with respect to tax matters.

         13(a) Administration Agreement dated as of January 1, 1995 between Registrant and SEI Financial Management Corporation. (Incorporated by reference to Exhibit (9)(a) to Post-Effective Amendment No. 23 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

       * 13(b) Transfer Agent Agreement dated as of March 31, 1994, between Registrant and Supervised Service Company, Inc. [superseded] (Incorporated by reference to Exhibit (9)(a) to Post-Effective Amendment No. 23 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)

         13(c) Assignment Transfer Agency Agreement to DST Systems, Inc. [superseded] (Incorporated by reference to Exhibit (9)(c) to Post-Effective Amendment No. 24 to the Registrant's Registration Statement on Form N-1A, File No. 33-16905.)


       * 13(d) Transfer Agency Agreement dated as of January 1, 1997 between Registrant and DST Systems, Inc.


       * 14       Consent of KPMG Peat Marwick LLP.

         15       Not Applicable.

       * 16       Powers of Attorney of Directors signing the Registration
                  Statement.

       * 17(a)    Rule 24f-2 Election of Registrant.

       * 17(b)    Form of Proxy Card.

----------------
*  Filed herewith.
** To be filed by amendment.


ITEM 17.  UNDERTAKINGS.

         (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.


         (3) The undersigned Registrant agrees to file, by post-effective amendment, an opinion of counsel or a copy of a ruling of the Internal Revenue Service supporting the tax consequences of the proposed reorganization within a reasonable time after receipt of such opinion or ruling.

                                   SIGNATURES

         As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Oaks, Commonwealth of Pennsylvania, on the 8th day of August, 1997.

                                      FIRST AMERICAN INVESTMENT FUNDS, INC.

ATTEST: /s/ Stephen G. Meyer          By: /s/ Kathryn L. Stanton
        Stephen G. Meyer                  Kathryn L. Stanton
                                          Attorney in Fact

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacity and on the dates indicated.

        SIGNATURE                       TITLE                       DATE
        ---------                       -----                       ----

            *                           Director                      **
---------------------------
     Robert J. Dayton

            *                           Director                      **
---------------------------
   Andrew M. Hunter III

            *                           Director                      **
---------------------------
   Leonard W. Kedrowski

            *                           Director                      **
---------------------------
      Robert L. Spies

            *                           Director                      **
---------------------------
     Joseph D. Strauss

            *                           Director                      **
---------------------------
   Virginia L. Stringer

            *                           Director                      **
---------------------------
        Gae B. Veit

* By: /s/ Kathryn L. Stanton
      Kathryn L. Stanton
      Attorney in Fact


** August 8, 1997